Exhibit 10.1

EXECUTION VERSION

SUPPORT AGREEMENT

by and among

ROTHMANS INC.,

PHILIP MORRIS INTERNATIONAL INC.

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LATIN AMERICA AND CANADA HOLDINGS LIMITED

July 31, 2008

TABLE OF CONTENTS

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SUPPORT AGREEMENT

THIS AGREEMENT made the 31st day of July, 2008,

BY AND AMONG:

Philip Morris International Inc., a corporation existing under the laws of the Commonwealth of Virginia (hereinafter called “Parent”),

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Latin America and Canada Holdings Limited, a Nova Scotia limited liability company (hereinafter called “Offeror”),

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Rothmans Inc., a corporation existing under the federal laws of Canada, (hereinafter called “Company”).

WHEREAS Parent has formed Offeror, its indirect, wholly-owned subsidiary, to acquire all of the Common Shares (as defined in this Agreement) not currently owned by Parent or Parent’s affiliates and is prepared to cause Offeror to make, and Offeror is prepared to make, the Offer (as defined in this Agreement);

AND WHEREAS the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of the Special Committee (as defined in this Agreement), has determined, after receiving financial and legal advice, that the Offer is fair from a financial point of view to the Shareholders and that it would be in the best interests of the Company for the Board of Directors to co-operate with Offeror, take all reasonable actions to support the Offer and recommend acceptance of the Offer to Shareholders (as defined in this Agreement) in writing, all on the terms and subject to the conditions contained in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1.	Definitions

In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings, unless otherwise expressly stated or the context requires otherwise:

(a)	“Acquisition Proposal” means any offer, proposal or inquiry from any person or group of persons (other than Parent or any of Parent’s affiliates) after the date hereof, or any communications with any person or group of persons (other than Parent or any of Parent’s affiliates) after the date hereof, who, before the date hereof, made an offer, proposal or inquiry which would be an “Acquisition Proposal” if made after the date hereof, in each case, relating to: (i) any acquisition or purchase, direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and the Company’s Subsidiaries or 20% or more of the voting or equity securities of the Company or any Significant Subsidiary (or rights or interests therein or thereto), (ii) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any Significant Subsidiary, or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Significant Subsidiary;

(b)	“Adverse Recommendation Change” has the meaning set out in Section 6.2(d);

(c)	“Affected Employees” means those individuals who are employees of the Company or any of its Subsidiaries as of the Effective Time but are not subject to a collective agreement;

(d)	“affiliate” has the meaning ascribed thereto in the Securities Act, provided, for greater certainty, that the Company and its Subsidiaries (and their directors, other than any employees of Parent and its controlled Subsidiaries) shall not constitute affiliates of Parent or Offeror, and Parent and its Subsidiaries shall not constitute affiliates of the Company and its Subsidiaries;

(e)	“Aggregate Consideration” means $2,042,868,240, which is the amount of $30.00 per Common Share multiplied by 68,095,608, which is the number of Common Shares outstanding as of the date hereof;

(f)	“Alternative Transaction” has the meaning set out in Section 6.8(b)(i);

(g)	“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

(h)	“Board of Directors” has the meaning set out in the Recitals to this Agreement;

(i)

“Bonds” means the 5.552% senior unsecured bonds, Series A in the principal amount of $150 million issued by RBH pursuant to the Trust Indenture dated as of December 21, 2004 and the First Supplemental Trust

Indenture dated as of January 13, 2005 between RBH and CIBC Mellon Trust Company, as trustee;

(j)	“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in the City of Toronto, Canada and the City of New York, United States, are open for the conduct of business;

(k)	“Canadian GAAP” means Canadian generally accepted accounting principles;

(l)	“CBCA” means the Canada Business Corporations Act (Canada) and the regulations thereto, as amended from time to time;

(m)	“Change in Control Agreement” means any agreement or other commitment, whether written or oral, between the Company or any of its Subsidiaries and any of their officers, directors or employees providing for payments, the acceleration of payments or other benefits in the event of a change in control or other similar transaction in respect of the Company or any of its Subsidiaries or in contemplation of any such event;

(n)	“Circular” has the meaning set out in Section 2.1(b);

(o)	“Commissioner” means the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act;

(p)	“Common Share” means a common share in the capital of the Company together with the associated Right;

(q)	“Company” has the meaning set out in the Preamble;

(r)	“Company Equity Awards” means Options and Deferred Share Units, collectively;

(s)	“Competition Act” has the meaning set out in Section 6.1(b)(i);

(t)	“Competition Act Approval” means (i) the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Common Shares by Offeror, or (ii) the waiting period under Part IX of the Competition Act shall have expired, been terminated or have been waived in accordance with the Competition Act and the Commissioner shall have advised Offeror in writing that the Commissioner is of the view that, at that time, grounds do not exist to initiate proceedings before the Competition Tribunal under the provisions of the Competition Act with respect to the purchase of the Common Shares by Offeror (or words to that effect);

(u)	“Compulsory Acquisition” has the meaning set out in Section 2.6;

(v)	“Confidentiality and Standstill Agreement” means the confidentiality and standstill agreement dated June 3, 2008 by and among Parent, the Company and RBH;

(w)	“Contaminant” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated by Environmental Laws;

(x)	“Contemplated Transactions” means the entering into of this Agreement, the Offer, the consummation of the transactions contemplated in this Agreement, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any subsequent amalgamation of the Company and RBH;

(y)	“Defense Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs) paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, any claim, action or proceeding for which indemnification is required under the terms of the indemnification agreements and obligations existing on the date hereof between a Parent Indemnitee and the Company or any of its Subsidiaries;

(z)	“Deferred Share Units” means the deferred share units credited to directors of the Company pursuant to the DSU Plan;

(aa)	“Directors’ Circular” has the meaning set out in Section 2.1(i);

(bb)	“Disclosure Letter” means the letter of disclosure dated the date of this Agreement and signed by one or more senior officers of the Company and delivered to Offeror at the time of the execution of this Agreement;

(cc)	“DSU Plan” means the Company’s deferred share unit plan for directors, with an effective date of December 1, 2000;

(dd)	“Effective Time” has the meaning set out in Section 2.1(e);

(ee)

“Employee Plan” means any employee benefit plan, bonus plan, deferred compensation plan, incentive compensation plan, share purchase plan, share appreciation plan, severance or termination pay plan, hospital insurance plan, life insurance plan, medical insurance plan, dental plan, disability plan, sick leave plan, weekly indemnity plan, vacation plan, supplemental unemployment benefit plan, profit sharing plan, pension plan, retirement savings plan, supplemental retirement plan, retirement compensation arrangement, retiree benefit plan, company car or car lease plan, car allowance, club membership or other perquisite plan, program, policy, practice, agreement, or other arrangement providing payments or benefits to, or entered into with, any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is party or obligated to contribute;

(ff)	“Environmental Laws” means all applicable federal, provincial, municipal and local Laws relating to the protection of the environment, the regulation of chemical substances and the transportation of dangerous goods;

(gg)	“Expense Reimbursement Payment” has the meaning set out in Section 7.2(b);

(hh)	“Expense Reimbursement Payment Event” has the meaning set out in Section 7.2(b);

(ii)	“Expiry Time” has the meaning set out in Section 2.1(f);

(jj)	“Financial Advisor” means BMO Nesbitt Burns Inc.;

(kk)	“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options and other rights to acquire Common Shares (but excluding the Rights prior to the Separation Time (as such term is defined in the Shareholder Rights Plan)) were exercised;

(ll)	“Governmental Entity” means:

(i)	any Canadian, foreign, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(ii)	any subdivision, agent, commission board or authority of any of the foregoing;

(iii)	any self-regulatory authority or stock exchange or arbitral body; or

(iv)	any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(mm)

“Information” means the information regarding the Company and its Subsidiaries that is included in the following documents that have been filed by the Company on the System for Electronic Document Analysis

and Retrieval (commonly known as SEDAR): annual information form dated June 17, 2008, management information circular dated June 11, 2007, annual audited financial statements for the years ended March 31, 2008 and 2007 and the management’s discussion and analysis thereon, press releases filed since March 31, 2008, and material change reports filed since March 31, 2008;

(nn)	“Investment Canada Act” has the meaning set out in Section 6.1(b)(ii);

(oo)	“Investment Canada Act Approval” means the Minister, as defined for the purposes of the Investment Canada Act, shall have issued a notice pursuant to Part IV thereof that he is satisfied that the transaction contemplated by the Offer is likely to be of net benefit to Canada;

(pp)	“Latest Mailing Time” has the meaning set out in Section 2.1(b);

(qq)	“Laws” means any applicable laws including supranational, national, provincial, state, municipal and local, civil, commercial, banking, securities, Tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

(rr)	“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is, or could reasonably be expected to have, a material and adverse effect on the business, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise), Taxes payable or results of operations of the Company and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence, state of facts or development:

(i)	relating to the Canadian, United States or global economies, political conditions (including the outbreak of war or acts of terrorism), business or regulatory conditions or financial, capital or securities markets in general;

(ii)	relating to a natural disaster;

(iii)	affecting the Canadian, United States or global tobacco industry in general;

(iv)

due to the execution, announcement or performance of this Agreement or consummation of the Contemplated Transactions, including, without limitation, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or its Subsidiaries with any of their customers, suppliers, licensors, employees, financing sources, creditors or security holders (provided that this clause (iv) shall not diminish the effect of, and shall be disregarded for purposes of, any representations or warranties of the Company in this Agreement);

(v)	due to a change in the market price or trading volume of the Common Shares or any general decline in the trading prices of, or any suspension of trading in, securities generally on the Toronto Stock Exchange (provided that this clause (v) shall not prevent or otherwise affect a determination that any change, effect, event, occurrence, state of facts or development underlying such change or decline has resulted in, or contributed to, a Material Adverse Effect);

(vi)	due to any generally applicable change in applicable Laws or regulations or any interpretation thereof by a Governmental Entity (other than Orders, judgments, interpretations or decrees applicable primarily to the Company or any of its Subsidiaries) or in applicable generally accepted accounting principles;

(vii)	relating to or arising from the entry into or announcement or implementation of the Settlement, including without limitation any event of default under the Bonds resulting therefrom;

(viii)	relating to claims, investigations or lawsuits relating to smoking, product liability or health matters relating to the business of the Company and its Subsidiaries, whether known or unknown or in existence or not in existence on the date hereof;

(ix)	relating to the failure of the Company or its Subsidiaries to meet any internal or public projections, forecasts, estimates or operating plans with respect to revenues or earnings (provided that this clause (ix) shall not prevent or otherwise affect a determination that any change, effect, event, occurrence, state of facts or development underlying such change or decline has resulted in, or contributed to, a Material Adverse Effect); or

(x)	directly resulting from any actions taken (or omitted to be taken) upon the written request of the Offeror or Parent or any of their affiliates or Subsidiaries to the Company (provided that this clause (x) shall not prevent or otherwise affect a determination that any change, effect, event, occurrence, state of facts or development which existed prior to the time that Offeror or Parent makes such request has resulted in, or contributed to, a Material Adverse Effect);

provided, however, that any change, effect, event, occurrence, state of facts or development referred to in clauses (i), (ii) and (iii) above does not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other competitors in the industry; and provided, further, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

(ss)	“Minimum Tender Condition” has the meaning set out in clause (a) of Schedule A;

(tt)	“Negotiation Period” has the meaning set out in Section 7.1(d)(ii)(C);

(uu)	“Offer” has the meaning set out in Section 2.1(a);

(vv)	“Offer Price” has the meaning set out in Section 2.1(a);

(ww)	“Offeror” has the meaning set out in the Preamble to this Agreement;

(xx)	“Officer’s Certificate” means a certificate of the Chief Executive Officer or other officer of the Company acceptable to Offeror in such officer’s capacity as an officer of the Company and not in such officer’s personal capacity;

(yy)	“Options” means outstanding options to acquire Common Shares pursuant to the Share Option Plan;

(zz)	“Order” means any order, writ, injunction, decree, judgment, settlement, award or stipulation issued, promulgated or entered into by or with any Governmental Entity;

(aaa)	“Outside Date” means December 1, 2008; provided that in the event the condition set forth in clause (b) of Schedule A is not satisfied, or mutually waived by both Offeror and the Company on or before the Outside Date, Offeror may, after consultation with the Company, unilaterally extend, by notice delivered to the Company on or prior to the original Outside Date, the Outside Date to January 2, 2009 and if such condition is not satisfied or waived on or before such extended Outside Date, Offeror may, after consultation with the Company, unilaterally extend, by notice delivered to the Company on or prior to such extended Outside Date, the Outside Date to February 2, 2009, provided that in each case there is a reasonable prospect of obtaining the applicable Regulatory Approval and Parent and the Offeror have complied with Sections 6.1(a), 6.1(b), 6.1(c) and 6.1(d), in which case the Outside Date shall be deemed to be for all purposes such extended date;

(bbb)	“Parent” has the meaning set out in the Preamble to this Agreement;

(ccc)	“Parent Assignee” has the meaning set out in Section 7.2(e);

(ddd)	“Parent Expense Reimbursement Payment” has the meaning set out in Section 7.2(d);

(eee)	“Parent Expense Reimbursement Payment Event” has the meaning set out in Section 7.2(d);

(fff)	“Parent Indemnitees” has the meaning set out in Section 6.5(c)(i);

(ggg)	“Parent Option” has the meaning set out in Section 2.3(b);

(hhh)	“Parent Shares” has the meaning set out in Section 2.3(b);

(iii)	“Parent Stock Price” has the meaning set out in Section 2.3(b);

(jjj)	“Parent Termination Payment” has the meaning set out in Section 7.2(c);

(kkk)	“Parent Termination Payment Event” has the meaning set out in Section 7.2(c);

(lll)	“party” means a party to this Agreement, unless the context otherwise requires;

(mmm)	“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(nnn)	“RBH” means Rothmans, Benson & Hedges Inc., a corporation existing under the federal laws of Canada;

(ooo)	“Recommendation” has the meaning set out in Section 2.2(a)(ii);

(ppp)	“Regulatory Approvals” means Competition Act Approval and Investment Canada Act Approval;

(qqq)	“Regulatory Laws” means the Competition Act and the Investment Canada Act;

(rrr)	“Reporting Jurisdictions” means all of the provinces of Canada collectively;

(sss)	“Representatives” has the meaning set out in Section 6.2(a);

(ttt)	“Retiring Allowance Policy” means the Company’s retiring allowance policy for outside directors of the Company, with an effective date of October 15, 1998, as amended December 20, 2000 and May 23, 2002;

(uuu)	“Right” means a Common Share acquisition right issued pursuant to the Shareholder Rights Plan;

(vvv)	“Securities Act” means the Securities Act (Ontario);

(www)	“Settlement” means (i) the guilty plea on the date hereof by RBH to a breach of section 240(1)(a) of the Excise Act (Canada) in connection with aiding persons to sell or be in possession of tobacco products manufactured in Canada that were not packed and were not stamped in conformity with the Excise Act (Canada) and the $100 million fine in connection therewith, and (ii) the comprehensive agreement dated as of the date hereof between RBH, the Company and the Government of Canada and all provinces of Canada; and, for greater certainty, shall be interpreted for purposes of this Agreement in accordance with Section 1.3;

(xxx)	“Shareholder Rights Plan” means the shareholder rights plan agreement, dated as of July 25, 2006, between the Company and CIBC Mellon Trust Company, as rights agent;

(yyy)	“Shareholders” means the holders of Common Shares;

(zzz)	“Shareholders Agreement” means the unanimous shareholders agreement dated December 19, 1986, as amended, between the Company, FTR Holding S.A., and RBH;

(aaaa)	“Share Option Plan” means the share option plan of the Company, originally approved on March 14, 2000, and amended effective March 4, 2005 and July 24, 2007;

(bbbb)	“Significant Subsidiary” means any Subsidiary of the Company whose assets or revenue constitute 15% or more of the consolidated assets or consolidated revenue of the Company;

(cccc)	“Special Committee” means the committee of the Board of Directors comprised solely of certain non-management directors;

(dddd)	“Subsequent Acquisition Transaction” has the meaning set out in Section 2.6;

(eeee)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary (and, for the avoidance of doubt, RBH is a Subsidiary of Company and is not a Subsidiary of Parent or Offeror or of any of Parent’s affiliates);

(ffff)	“Superior Proposal” means any unsolicited Acquisition Proposal made by a third party to the Company in writing after the date hereof (i) on terms which the Board of Directors determines in good faith, after consultation with its outside legal counsel and outside financial advisor, to be more favorable from a financial point of view to the Shareholders (excluding any consideration of interests that any Shareholder may have other than as a shareholder of Company), taking into account all of the terms and conditions of such proposal and this Agreement (including any proposal or offer by Parent and Offeror to amend the terms of this Agreement or by Offeror to amend the terms of the Offer), and (ii) that the Board of Directors has determined in good faith, after receipt of advice from its outside legal counsel and outside financial advisor and taking into account all legal, financial, regulatory and other aspects of such proposal (including any conditions contained therein), is reasonably capable of being completed without undue delay; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “100%”;

(gggg)	“Tax” or “Taxes” means, with respect to any person, all Canadian, foreign, national, federal, state, local, municipal, departmental, provincial, branch or other taxes, charges, levies, imposts, duties, other assessments or similar charges of any kind whatsoever (including, without limitation, income, corporate, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, real or personal property, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, Canada Pension Plan contribution, workers’ compensation premiums, employer health, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, anti-dumping or countervailing duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity), together with any interest, penalties, fines or other similar additions imposed thereon or with respect thereto and any interest in respect of such interest, penalties, fines or additions;

(hhhh)	“Termination Payment” has the meaning set out in Section 7.2(a);

(iiii)	“Termination Payment Event” has the meaning set out in Section 7.2(a); and

(jjjj)	“Trust Indenture” means, collectively, the Trust Indenture dated as of December 21, 2004 and the First Supplemental Trust Indenture dated as of January 13, 2005, between RBH and CIBC Mellon Trust Company, as trustee.

1.2.	Construction and Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a) references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b) references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c) words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(f) references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;

(g) wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively; and

(h) references to the knowledge of a party means the actual knowledge of the senior officers of such party and in the case of the Company and its Subsidiaries, means to the knowledge of the President and Chief Executive Officer of the Company, the Executive Vice President of the Company, the Vice President Finance and Chief Financial Officer of the Company, the Vice President Litigation and Regulatory Affairs and Vice President Human Resources of RBH and the Vice President General Counsel of RBH.

1.3.	Effect of Settlement

(a) For purposes of interpretation of this Agreement, the parties agree that the rights and obligations of the Company and its Subsidiaries under this Agreement, including all covenants, representations and warranties of the Company and its Subsidiaries and the consummation of the Contemplated Transactions, shall not be prejudiced or negatively affected by the Settlement.

(b) For greater certainty, the parties agree that a Material Adverse Effect under this Agreement shall under no circumstances be constituted by the Settlement or changes, effects, events, occurrences or developments to the extent resulting from the Settlement, and any consideration or evaluation of whether the Company and its Subsidiaries are in compliance with any covenant, representation or warranty under this Agreement shall exclude consideration of the Settlement and changes, effects, events, occurrences or developments to the extent resulting from the Settlement.

(c) The parties agree that throughout this Agreement where reference is made to the Settlement, such references shall be interpreted to include any allegations, potential claims, charges, causes of action and other liabilities which are released by or are the subject of the Settlement and the facts, transactions, conduct, oral and written statements, representations, omissions and events which are the subject of such allegations, potential claims, charges, causes of action or liabilities, as well as the negotiation of the Settlement, the entry into and announcement of the Settlement and implementation of the Settlement in accordance with the terms thereof.

1.4.	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.5.	Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to Offeror and Parent the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to constitute an integral part of this Agreement and to modify the representations, warranties and covenants of the Company contained in this Agreement; provided that no disclosures set forth in the Disclosure Letter will modify any particular representation, warranty or covenant of the Company contained in this Agreement except for such disclosures, if any, as are specifically set forth in the Disclosure Letter under a Section heading that corresponds to the Section of the Agreement containing the particular representation, warranty or covenant or where the relevance of such disclosures is otherwise readily apparent from the disclosure contained in the Disclosure Letter.

1.6.	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
A	Conditions of the Offer
B	Representations and Warranties of Offeror
C	Representations and Warranties of the Company

ARTICLE 2

THE OFFER

2.1.	The Offer

(a) Offeror and the Company shall promptly publicly announce the Company’s support of the Offeror’s offer (the “Offer”) to purchase all outstanding Common Shares, including Common Shares issuable upon the exercise of Options, but excluding all Common Shares owned by Offeror, Parent and their affiliates, at a price per Common Share of $30.00 in cash (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, subject to Section 2.1(g), removing or waiving any condition or extending the date by which Common Shares may be deposited. Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b) The Offeror shall prepare the Offer and accompanying take-over bid circular (collectively, the “Circular”) in both the English and French languages, in all material respects in accordance with the Securities Act and the regulations thereunder and all other applicable securities Laws in the Reporting Jurisdictions and the CBCA (collectively, “Applicable Securities Laws”). Offeror shall mail the Circular in accordance with Applicable Securities Laws to each registered holder of Common Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on August 10, 2008 (such time on such date being referred to in this Agreement as the “Latest Mailing Time”); provided, however, that if the mailing of the Circular is delayed by reason of:

(i) an injunction, order or any other action made or taken by a court or Governmental Entity of competent jurisdiction, then, provided that such injunction, order or other action is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fifth business day following the date on which such injunction, order or other action ceases to be in effect;

(ii) the Offeror not having obtained any regulatory waiver, consent or approval that is necessary to permit the Offeror to mail the Offer, then, provided that such regulatory waiver, consent or approval is being actively sought, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fifth business day following the date on which such waiver, consent or approval is obtained; or

(iii) the Company not having provided to Offeror the Directors’ Circular in accordance with Section 2.1(i), or not having provided Offeror with such other assistance in the preparation for mailing of the Circular as may be reasonably requested by Offeror in order that the Circular comply in all material respects with Applicable Securities Laws, or not having provided the lists referred to in Section 2.1(h)(vi), then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fifth business day following the date on which the Company supplies such necessary documents, information, lists or other assistance.

(c) If an Acquisition Proposal has been made that provides (or if successful would provide) to Shareholders greater value per Common Share than the value per Common Share that would be provided pursuant to the Offer (as determined by the Offeror, acting reasonably), and the Board of Directors has not determined whether the Acquisition Proposal is a Superior Proposal on or before the deadline for mailing the Offer set forth in Section 2.1(b) above, then such deadline shall be extended to provide Offeror a reasonable amount of time after (but in any event no later than five business days following) the delivery of notice to Offeror of the determination of the Board of Directors as to whether the Acquisition Proposal is a Superior Proposal.

(d) Prior to the printing of the Circular, Offeror shall provide the Company and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Offeror, acting reasonably. Offeror shall file the Circular and any other documents required by Applicable Securities Laws in connection with the Circular with applicable securities regulatory authorities within the times and in the manner required by all Applicable Securities Laws.

(e) Provided all of the conditions to the Offer set out in Schedule A hereto shall have been waived (where permitted by this Agreement) by Offeror or satisfied, Offeror shall take up and pay for all of the Common Shares tendered under the Offer (such time, the “Effective Time”) as soon as reasonably practicable and, in any event, not later than three business days following the time at which Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws.

(f) The Offer shall be made in accordance with Applicable Securities Laws and shall expire not earlier than midnight (Vancouver time) at the end of the 35th day after the date that the Offer was first commenced within the meaning of the Securities Act, subject to the right of Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer (such time on such date, as the same may be extended in accordance with the following two sentences, is referred to in this Agreement as the “Expiry Time”). Offeror may extend the Expiry Time (i) in order to contest or appeal any injunction or order made by a Governmental Entity against the take-up and/or payment for the Common Shares tendered to the Offer or to seek any regulatory waiver, consent or approval which is necessary to permit Offeror to take up and pay for the Common Shares tendered to the Offer, provided that the Expiry Time shall not be extended beyond the Outside Date, (ii) after having taken up all of the Common Shares tendered to the Offer, in order to permit other Shareholders to tender their Common Shares to the Offer and (iii) if any of the conditions to the Offer set out in Schedule A hereto are not satisfied at the time at which the Offer would otherwise expire in accordance with its terms, provided that the Expiry Time shall not be extended beyond the Outside Date. If the condition set forth in clause (b) of Schedule A is not satisfied or waived on or prior to the Expiry Time, the Offeror shall, after consultation with the Company, extend the Expiry Time on one or more occasions for such number of days as is reasonably estimated by Offeror to be required for such condition to be satisfied, provided that the Expiry Time shall not be extended beyond the Outside Date. The Offer shall be subject to the conditions set forth in Schedule A to this Agreement. Offeror shall use all commercially reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. Offeror shall not terminate or withdraw the Offer prior to any scheduled Expiry Time without the prior written consent of the Company, except if this Agreement is terminated in accordance with its terms.

(g) Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of the Board of Directors (which consent may not be unreasonably withheld or delayed):

(i) increase the Minimum Tender Condition;

(ii) decrease or waive the Minimum Tender Condition, unless at the Expiry Time, at least 50.1% of the outstanding Common Shares (calculated on a fully diluted basis) have been tendered to the Offer and essentially simultaneously with such decrease or waiver, Offeror takes up all such tendered Common Shares and Offeror extends the Offer for a period of at least 10 days;

(iii) impose additional conditions to the Offer;

(iv) decrease the consideration per Common Share;

(v) decrease the number of Common Shares in respect of which the Offer is made;

(vi) change the amount or form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives); or

(vii) otherwise vary the Offer or any terms or conditions thereof (which, for the avoidance of doubt, does not include a waiver of a condition) in a manner that is adverse in a material respect to the Shareholders.

(h) The obligation of Offeror to mail the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Offeror and any or all of which may be waived by Offeror in whole or in part in its sole discretion (other than the condition set out in Section 2.1(h)(ix), which may be waived only with the consent of the Company) without prejudice to any other right it may have under this Agreement:

(i) this Agreement shall not have been terminated by the Company, Parent or Offeror in accordance with its terms;

(ii) no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Offeror, an affiliate of Offeror or any person acting jointly or in concert with Offeror or an affiliate of Offeror) shall have occurred that would render it impossible, as reasonably determined by Offeror, for the condition set out in clause (b) of Schedule A hereto to be satisfied by the Outside Date;

(iii) RBH and the Company shall have taken all reasonable steps necessary to implement and comply with the terms of the Settlement, to the extent required by the terms thereof to be taken prior thereto;

(iv) the Company shall have complied in all material respects with its covenants in this Agreement;

(v) the Board of Directors, upon consultation with its financial and legal advisors and acting on the unanimous recommendation of the Special Committee, shall have unanimously (excluding abstaining directors) determined that the Offer is fair from a financial point of view to the Shareholders and that the Offer is in the best interests of the Company and, accordingly, shall have unanimously (excluding abstaining directors) approved the entering into and performance of this Agreement and shall have resolved to recommend that Shareholders accept the Offer and tender their Shares to the Offer, and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect as a withdrawal or taken any other action or made any other public statement in connection with the Offer that is inconsistent with such recommendation;

(vi) on or before the delivery of the Directors’ Circular, the Company shall have provided or caused to be provided to Offeror a list of all of the registered Shareholders and holders of Options, in each case in electronic form and current as of a date that is within five business days of the provision of such list to Offeror, and such list of participants in the book-based system and non-objecting beneficial owners of Common Shares as may be made available to the Company upon request, in each case including address and security holding information for each person, and the Company shall have from time to time thereafter promptly provided or caused to be provided supplements of such lists to reflect any changes to the Shareholders and holders of Options, as applicable;

(vii) the representations and warranties made by the Company in this Agreement shall be true and correct at and as of the date of the mailing of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualifications already contained within such representation and warranty, except to the extent that any inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(viii) no Material Adverse Effect shall have occurred since the date hereof;

(ix) no cease trade order, injunction or other prohibition at Law shall exist against Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer or against the consummation of any of the other Contemplated Transactions; and

(x) the Company shall have provided to Offeror an Officer’s Certificate, dated as of the date of the mailing of the Offer, confirming the satisfaction of all of the foregoing conditions, if requested by the Offeror.

(i) The Company shall prepare and make available for distribution contemporaneously and together with the Circular, in both the English and French languages, sufficient commercial copies of a directors’ circular relating to the Offer (the “Directors’ Circular”), prepared in all material respects in accordance with all Applicable Securities Laws, which shall set forth the recommendation of the Board of Directors described in Section 2.1(h)(v) and shall indicate the intentions referenced in Section 2.2(a)(iii), and the Company shall take all other reasonable action to support the Offer in accordance with, and subject to, the terms of this Agreement. The Company shall file the Directors’ Circular and any other documents required by Applicable Securities Laws in connection with the Directors’ Circular with applicable securities regulatory authorities within the times and in the manner required by all Applicable Securities Laws.

(j) The Company shall provide Offeror and its counsel with a reasonable opportunity to review and comment on the Directors’ Circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Directors’ Circular shall include a copy of the written fairness opinion of the Financial Advisor referred to in Section 2.2(a)(i). Offeror shall provide to the Company upon request all information pertaining to the Offeror and its affiliates that is necessary or desirable for the preparation of the Directors’ Circular. Offeror represents, warrants and covenants that such information will be true, complete and correct in all material respects as at the date of the Directors’ Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k) The Company shall provide to Offeror an Officer’s Certificate, dated the date of the mailing of the Circular and again on the date of the first take-up by Offeror under the Offer, to the effect that the Company, as of such date, (i) has complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to such date (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification contained in such covenant or obligation) and (ii) the representations and warranties made by the Company in this Agreement are true and correct as of such date (except for those expressly stated to speak at or as of an earlier time), except where the failure of such representations and warranties (other than representations and warranties in Sections 3 (but only with respect to the numbers of outstanding equity securities of the Company), 6, 10, 11, 19 and 20(ii) of Schedule C) to be so true and correct, without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, would not reasonably be expected to have a Material Adverse Effect (but with respect to the representations and warranties in Section 9 of Schedule C, clause (iv) of the definition of Material Adverse Effect shall be disregarded);

(l) If, on or after the date hereof, the Board of Directors declares, sets aside for payment, makes or pays any dividend or other distribution payable in cash, securities, property or otherwise in respect of the Common Shares which dividend or distribution is payable or distributable to Shareholders on a record date which is prior to the date of transfer of such Common Shares into the name of Offeror or its nominee on the share register maintained by or on behalf of Company, then the Offer Price shall be reduced by the amount of the cash dividend or the value of any non-cash distribution; provided, however, that the foregoing shall not apply to any dividends which are declared and paid without any violation of Section 5.2(b). For the avoidance of doubt, this Section 2.1(l) shall not limit or supersede in any way the restrictions and obligations in Section 5.2(b).

2.2.	Fairness Opinion and Company Support for the Offer

(a) The Company represents and warrants to and in favour of Offeror, and acknowledges that Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:

(i) the Financial Advisor has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to the Shareholders;

(ii) the Board of Directors, upon consultation with its financial and legal advisors and acting on the unanimous recommendation of the Special Committee, has unanimously (excluding abstaining directors) determined that the Offer is fair from a financial point of view to the Shareholders and that the Offer is in the best interests of the Company and, accordingly, has unanimously (excluding abstaining directors) approved the entering into and performance of this Agreement and has resolved to recommend that the Shareholders accept the Offer and tender their Shares to the Offer (the “Recommendation”); and

(iii) each member of the Board of Directors, as well as each senior officer of the Company and its Subsidiaries (who is aware of the Offer), has disclosed to the Board of Directors that he or she intends to tender all Common Shares owned by such member or officer to the Offer and has acknowledged and agreed that the Directors’ Circular, the Circular and the other documents relating to the Offer will indicate that the current intention of all members of the Board of Directors, and at least all senior officers of the Company and its Subsidiaries who are aware of the Offer, is to tender their Common Shares to the Offer.

(b) The Company shall provide to Offeror upon request all information pertaining to the Company and its Subsidiaries that is necessary or desirable for the preparation of the Circular. The Company represents, warrants and covenants that such information will be true, complete and correct in all material respects as at the date of the Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall provide Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by Offeror.

2.3.	Outstanding Stock Options

(a) The parties acknowledge that all outstanding Options have vested and, subject to applicable Law, may be exercised by the holders of such Options in compliance with the terms and conditions of the Share Option Plan. Subject to receipt of any necessary stock exchange approvals, the Company shall amend the Share Option Plan and the outstanding Options to permit holders of Options to conditionally surrender their Options before the Expiry Time in exchange for a cash payment from the Company equal to the amount by which the Offer Price exceeds the exercise price under such Option (subject to any required withholding tax remittances), and upon such surrender, such Option will be cancelled and will cease to represent a right to receive Common Shares, unless such payment is not made.

(b) Subject to Applicable Securities Laws, Parent and the Company shall implement arrangements (including effectuating any necessary amendments to the Share Option Plan and the outstanding Options) to provide that to the extent that holders of Options do not exercise their Options pursuant to the Share Option Plan or surrender their Options as contemplated by Section 2.3(a), then as of the Effective Time and concurrently with the take-up of the Common Shares by the Offeror, each such remaining Option will be automatically exchanged for an option (a “Parent Option”) to purchase shares of common stock of Parent (“Parent Shares”) in an amount and at an exercise price determined as provided in this Section 2.3(b) and to be issued under, and subject to the terms of, Parent’s 2008 Performance Incentive Plan. The number of Parent Shares to be subject to each Parent Option shall be equal to (w) the product of (A) the number of Common Shares subject to such Option immediately prior to the Effective Time and (B) the Offer Price, divided by (x) the closing price of a Parent Share on the New York Stock Exchange on the date on which the Effective Time occurs (the “Parent Stock Price”); provided that any fractional shares resulting from such multiplication shall be rounded down to the nearest whole number. The exercise price per Parent Share under each Parent Option shall be equal to (y) the exercise price per Common Share at which such Option was exercisable immediately prior to the Effective Time divided by (z) the quotient obtained by dividing the Offer Price by the Parent Stock Price; provided that such exercise price shall be rounded up to the nearest whole cent. The foregoing formula for calculation of the number of Parent Shares and the exercise price of a Parent Option shall be subject to adjustment, if necessary, to satisfy the requirements that must be met to effect the exchange of Options for Parent Options on a tax-free rollover basis under the Income Tax Act (Canada). The expiration date of each Parent Option shall be the expiration date that was applicable to the corresponding Option prior to its conversion into such Parent Option.

(c) At the Effective Time, the Company will pay the Special Dividend Payments (as such term is defined in the Share Option Plan) which would otherwise be payable upon the exercise of Options pursuant to the Share Option Plan (subject to any required withholding tax remittances); provided, however, at the request of a holder of Options who is a U.S. taxpayer, such Special Dividend Payments shall be payable on the later of January 1, 2009 and the Effective Time.

(d) Prior to the Effective Time, the Company shall take, and shall be permitted (subject to Parent’s consent, not to be unreasonably withheld) to take, all actions necessary (including any necessary determinations and/or resolutions of the Board of Directors or a committee thereof and any necessary amendments) to effectuate the provisions of this Section 2.3.

2.4.	Deferred Share Units and Retiring Allowance for Outside Directors

(a) Following the Effective Time, the Company will pay all amounts owing to holders of Deferred Share Units (subject to any required withholding tax remittances) at such time as their outstanding Deferred Share Units are redeemed in accordance with the DSU Plan. For purposes of such redemptions, the “Market Value of a Common Share on the Redemption Date” shall be deemed to be the Offer Price.

(b) Following the Effective Time, the Company will pay, or cause to be paid, all amounts owing to directors under the Retiring Allowance Policy (subject to any required withholding tax remittances) in accordance with the Retiring Allowance Policy.

2.5.	Directors

After the date on which the Offeror and its affiliates take up and pay for at least a majority of the outstanding Common Shares (calculated on an undiluted basis), the Offeror shall be entitled to designate such number of directors (or, at Offeror’s election, request the resignation of such number of directors then on the Board of Directors), rounded up to the next whole number, to serve on the Board of Directors as will give Offeror representation of at least that number of directors which equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this Section 2.5) and (ii) the percentage that the number of Common Shares beneficially owned by Offeror and its affiliates bears to the number of Common Shares then outstanding. Subject to applicable Law, the Company shall cause individuals designated by Offeror to constitute the same percentage as is on the Board of Directors (after giving effect to the foregoing provisions of this Section 2.5) to be on each committee of the Board of Directors. From and after such time that Offeror has a right pursuant to this Section 2.5 to designate a majority of the members of the Board of Directors and until the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Company and Offeror shall use commercially reasonable best efforts to ensure that at least one of the independent directors (to be specified by Offeror) who is, as of the date of this Agreement, a member of the board of directors of RBH, shall continue to be one of the members of the board of directors of RBH. The Company shall take all actions necessary to cause Offeror’s designees to be elected or appointed to the Board of Directors, the committees thereof and the board of directors of RBH, including, subject to applicable Laws, increasing or decreasing the board or committee size at Offeror’s request, and, in the case of RBH, amending its articles of amalgamation and by-laws to increase or decrease the minimum and/or maximum number of directors provided therein and its by-laws to make the Canadian residency requirements consistent with the CBCA at Offeror’s request, and/or securing the resignations of incumbent directors specified by Offeror. Notwithstanding the foregoing provisions of this Section 2.5, until such time as Offeror has acquired direct or indirect ownership of all of the outstanding Common Shares, the Company shall use its commercially reasonable best efforts to cooperate with the Offeror to cause its Board of Directors as well as the board of directors of RBH to always comply with both the Canadian residency requirements of the CBCA and any applicable independence requirements for board or committee members under Applicable Securities Laws.

2.6.	Subsequent Acquisition Transaction

If the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of Offeror or an “affiliate” (as such term is defined in the CBCA and, for the avoidance of doubt, excluding the Company and its Subsidiaries) of Offeror at the date of the Offer, and Offeror has taken up and paid for such Common Shares, Offeror shall use commercially reasonable best efforts to acquire (a “Compulsory Acquisition”) as soon as reasonably practicable all Common Shares not tendered to the Offer pursuant to Section 206 of the CBCA. If that statutory right of acquisition is not available, Offeror shall use its commercially reasonable best efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company, Offeror or an affiliate of the Offeror (a “Subsequent Acquisition Transaction”), provided that the consideration per Common Share offered in connection with such other means of acquiring such Common Shares shall be at least equivalent in value to, and in the same form as, the consideration per Common Share offered under the Offer. If Offeror takes up and pays for Common Shares under the Offer, the Company will use commercially reasonable best efforts to assist Offeror in connection with any Subsequent Acquisition Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF OFFEROR

Offeror hereby makes to the Company the representations and warranties set out in Schedule B to this Agreement, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Parent and Offeror are relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.

ARTICLE 5

CONDUCT OF BUSINESS

5.1.	Conduct of Business by Company

Except as expressly contemplated or permitted by this Agreement or required by applicable Laws, or as may be consented to by Offeror in writing (which consent may not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the time of the appointment to the Board of Directors of at least a majority of directors designated by Offeror pursuant to Section 2.5 and the termination of this Agreement pursuant to Section 7.1, the Company shall, and shall cause its Subsidiaries to, continue to carry on its and their businesses in a manner consistent in all material respects with past practice, and use commercially reasonable best efforts to preserve intact its and their present business organizations and its and their significant business relationships and to retain the services of key officers and key employees. For greater certainty and in furtherance of this general commitment (but without limiting such general commitment), unless Offeror otherwise agrees in writing (which agreement shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or permitted by this Agreement or as required by applicable Laws, the Company shall, and shall cause each of the Company’s Subsidiaries to:

(a) use commercially reasonable best efforts to preserve intact its and their respective assets, including real and intellectual property interests, contractual or other legal rights and claims in good standing;

(b) use commercially reasonable best efforts to keep available the services of its officers and employees as a group and to maintain and preserve the current relationships with suppliers, distributors, employees and others having business relationships with them;

(c) not amend its or their articles or by-laws or the terms of any of its or their outstanding securities (other than the Options or Share Option Plan, to the extent expressly permitted by this Agreement), including any outstanding bonds, debentures, notes, indebtedness or credit facilities;

(d) not issue, sell, pledge, lease, dispose of or otherwise encumber any securities of the Company or any Company Subsidiary or create any new Subsidiary, nor issue any options, warrants, calls, conversion privileges or rights of any kind to acquire Common Shares or any other securities of the Company or any Company Subsidiary (other than the issuance of Common Shares upon the exercise of currently outstanding Options in accordance with their terms (as they may be amended to the extent expressly permitted by this Agreement)), or redeem or purchase any of its or their outstanding securities (other than pursuant to a surrender of Options or a redemption of Rights if required under Section 5.3) and, without limiting the generality of the foregoing, not authorize, approve, agree to issue, issue or award any Options under the Share Option Plan or any other options to acquire Common Shares;

(e) except for changes in compensation for employees (including officers), which are made in the ordinary course of business consistent with past practice, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any Employee Plan (or otherwise increase or decrease compensation or benefits) for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

(f) except in relation to assets, properties, interests, rights or claims that are not, individually or collectively, material to the Company and its Subsidiaries taken as a whole, not abandon or fail to diligently pursue or maintain any application for any licence, permit, order, authorization, consent, approval or registration;

(g) other than to the extent required as a result of the Settlement and except for reasonable and customary expenses incurred in connection with the Contemplated Transactions,

not make any capital expenditures which would result in the amounts set forth in the applicable capital expenditure budget (a copy of which has been provided to Parent and Offeror prior to the date hereof) being exceeded by more than 5%, nor incur or commit to incur expenditures in excess of $10 million to September 30, 2008 or $20 million to December 31, 2008 (in each case, in the aggregate for such period);

(h) not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions), including any interest in any of the intellectual properties of the Company or any of its Subsidiaries, having a value in excess of $5 million in the aggregate;

(i) other than obligations of the Company and RBH to the extent required as a result of the Settlement and the entering into of a one-year revolving loan facility with JPMorgan Chase Bank, N.A. pursuant to a credit agreement dated as of July 31, 2008 and the financing support letter agreement by and among the Company, Parent and RBH, dated as of the date hereof, not incur, assume, guarantee, become obligated with respect to or commit to incur any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice;

(j) other than agreements and commitments required as a result of the Settlement, not enter into any agreement or series of agreements that would result in any agreement having a term in excess of 12 months and that would not be terminable by the Company or any of its Subsidiaries upon notice of 3 months or less from the date of the relevant agreement or modification of the agreement, or that would impose payment or other financial obligations on the Company or any of its Subsidiaries which would result in the relevant categories of capital expenditures set forth in the applicable master budget (a copy of which has been provided to Parent and Offeror prior to the date hereof) being exceeded by more than 5%, other than in the ordinary course of business consistent with past practice; provided that the Company shall not, and shall cause RBH to not, make any amendments or modifications to, or any waivers of rights or obligations under, or take or refrain from taking any actions resulting in non-compliance with the terms of the Settlement, to the extent required by the terms thereof to be taken prior to the Expiry Time, except in each case with Offeror’s prior written consent;

(k) other than as set forth in Section 6.2, not enter into any non-compete, non-solicitation, exclusivity, most-favored nation or similar agreement that would materially restrict the businesses of the Company or its Subsidiaries and, following the consummation of the Contemplated Transactions, Parent or any of Parent’s affiliates, or their ability to solicit, or transact with, customers or employees;

(l) not make any changes to existing accounting policies other than as required by applicable Law or by Canadian GAAP;

(m) other than to the extent required as a result of the Settlement, including any required repayment of the Bonds, not pay, discharge, settle, waive or satisfy any material claims, liabilities or obligations other than the payment, discharge, settlement, waiver or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Company’s consolidated financial statements or incurred in the ordinary course of business consistent with past practice;

(n) not engage in any transaction with any related parties (other than Parent, Offeror and their affiliates pursuant to the Contemplated Transactions), other than in the ordinary course of business consistent with past practice;

(o) not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any Shareholder in its capacity as such;

(p) other than to the extent required as a result of the Settlement, including any required repayment of the Bonds, not commence or settle or assign any rights relating to or any interest in any material litigation, proceeding, claim, action, assessment or investigation involving the Company or a Company Subsidiary or a material asset of any of them;

(q) other than to the extent required as a result of the Settlement, including any required repayment of the Bonds, not waive, release, settle, compromise or amend in any material respect any legal rights or claims, actions or proceedings, in each case, in relation to assets, properties, interests, rights or claims that are, individually or in the aggregate, material to the Company and the Company Subsidiaries taken as a whole, other than waivers, releases, settlements, compromises or amendments not exceeding the amount reserved for in the financial statements for the fiscal year ended March 31, 2008 of the Company or that involve only the payment of monetary damages not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount, in each case other than in the ordinary course of business consistent with past practice;

(r) not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments;

(s) use commercially reasonable best efforts to cause its current insurance (or reinsurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(t) not (i) acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person or other business organization or division or (ii) make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries of the Company), property transfer or purchase of any property or assets of any other person, except for purchases of inventory, equipment and other goods and materials in the ordinary course of business consistent with past practice and except for investments made under the Company’s and its Subsidiaries’ treasury policies in the ordinary course of business consistent with past practice and except for expenditures permitted by Section 5.1(g);

(u) not approve or adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary;

(v) duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

(w) (i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all information set forth in such Tax returns will be prepared in compliance with applicable Laws and will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all material Taxes which are required to be withheld, collected, remitted or paid by it on or after the date hereof to the extent due and payable or claimed to be due and payable by any Governmental Entity except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a Tax ruling or enter into a closing agreement with respect to Taxes with any Governmental Entity or waive any time limits or other rights; (v) other than to the extent required as a result of the Settlement, not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax returns for the tax year ending March 31, 2007, except as may be required by applicable Laws;

(x) notify Offeror immediately orally and then promptly in writing of (i) any material change (within the meaning of the Securities Act) with respect to the Company; (ii) any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in relation to the Company and its Subsidiaries taken as a whole; and (iii) the occurrence, or failure to occur, of any event or state of facts, which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of the Company contained in this Agreement to be untrue or incorrect without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualifications already contained within such representation or warranty, except to the extent that any inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied at the Effective Time under this Agreement;

(y) subject to Section 6.8, not undertake any reorganization of the Company and its Subsidiaries or enter into any transaction or series of transactions, except to the extent required pursuant to the terms of the Settlement, that would have the effect of preventing Offeror from effectively utilizing the existing Tax attributes of the Company and its Subsidiaries, to the extent possible; and

(z) not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

5.2.	Maintenance of Capital Structure by Company

(a) Except as required by applicable Laws, or as may be consented to by Offeror in writing at Offeror’s sole discretion, from the date hereof until the earlier of the time of (i) the appointment to the Board of Directors of at least a majority of directors designated by Offeror pursuant to Section 2.5 and (ii) the termination of this Agreement pursuant to Section 7.1, neither the Company or any of its Subsidiaries shall split, consolidate or reclassify any of its or their outstanding shares nor undertake any other capital reorganization (except as may be requested or approved by Offeror pursuant to Section 6.8), nor reduce capital in respect of its or their outstanding shares.

(b) Except as may be consented to by Offeror in writing at Offeror’s sole discretion, from the date hereof until the earlier of the time of (i) the appointment to the Board of Directors of at least a majority of directors designated by Offeror pursuant to Section 2.5 and (ii) the termination of this Agreement pursuant to Section 7.1, (x) the Company may not declare, pay or set aside any dividends, special dividends or other distributions on or in respect of its outstanding Common Shares, other than ordinary course quarterly dividends in an amount not exceeding $0.35 per Common Share with declaration, record and payment dates consistent with past practice; provided, however, that the Company may not declare any such dividends prior to the date that is 84 days after the date of this Agreement, set a record date for any such dividends which is prior to the date that is 124 days after the date of this Agreement or pay any such dividends prior to the date that is 139 days after the date of this Agreement) and (y) RBH may not declare, pay or set aside any dividends or other distributions on or in respect of its outstanding shares. For the avoidance of doubt, the foregoing provisions of this Section 5.2(b) shall not restrict payments made to holders of Options in accordance with Section 2.3 of this Agreement.

5.3.	Shareholder Rights Plan

Until such time as this Agreement is terminated in accordance with its terms or as may be consented to in advance by Offeror in writing, the Company and the Board of Directors will take all actions permissible under the Shareholder Rights Plan (as determined by the Board of Directors acting reasonably) to ensure that (a) the Rights are not and will not become exercisable at any time by holders thereof as a result of any of the Contemplated Transactions, and (b) any notices or other actions required to be taken under the terms of the Shareholder Rights Plan to effectuate the foregoing are timely taken and complied with by the Company and the Board of Directors. The Board of Directors has resolved to defer indefinitely the Separation Time (as such term is defined in the Shareholder Rights Plan) and to defer indefinitely the date on which a Flip-in Event (as such term is defined in the Shareholder Rights Plan) shall occur or be deemed to occur, in each case in connection with any of the Contemplated Transactions, and such deferrals will be maintained in full force and effect until such time as this Agreement is terminated in accordance with its terms or as may be consented to in advance by Offeror in writing. The parties agree that subject to Offeror’s prior written consent (which may not be unreasonably withheld, conditioned or delayed), the Board of Directors may waive, pursuant to Section 5.1(c) of the Shareholder Rights Plan, the application of Section 3.1 of the Shareholder Rights Plan to the Offer and the other Contemplated Transactions or take such other actions which are required to ensure that the Rights do not become exercisable; provided, however, that if the Offeror does not provide its written consent prior to the Expiry Time, it shall be deemed to have waived the condition in clause (i) of Schedule A to this Agreement.

5.4.	RBH Bonds

The Company shall cause RBH to use its commercially reasonable best efforts to, at the discretion of the Offeror, cause the Trustee (as defined in the Trust Indenture), acting in its discretion (if applicable), and, if required in order for the Trustee to take action, the requisite number of holders of the Bonds, to execute a resolution directing and authorizing the Trustee to either: (i) cause the event of default resulting from the Settlement to be waived and amend the Trust Indenture to provide for the immediate payment of the principal of, and interest on, the Bonds and the Make-Whole Premium (as defined in the Trust Indenture) (if any) (whether by way of accelerated maturity, mandatory redemption or otherwise); or (b) declare the principal of, and interest on, the Bonds and the Make-Whole Premium (as defined in the Trust Indenture) (if any) to be immediately due and payable pursuant to Section 7.2 of the Trust Indenture; provided in each case that the payment by RBH of any amounts to holders of the Bonds other than those required by the Trust Indenture (as it may be amended as contemplated above) shall require Offeror’s prior written consent.

ARTICLE 6

OTHER COVENANTS

6.1.	Further Assurances

(a) Subject to the terms and conditions of this Agreement, each party to this Agreement agrees to co-operate in good faith and use all commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable:

(i) to consummate and make effective, as promptly as is practicable, the Contemplated Transactions; and

(ii) for the discharge by each party to this Agreement of its respective obligations under this Agreement and the Offer, including its obligations under Applicable Securities Laws.

Subject to the terms and conditions of this Agreement, each party to this Agreement agrees to co-operate in good faith and use all commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to obtain all necessary waivers, consents, rulings, orders and approvals of Governmental Entities and third parties, and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party to this Agreement may reasonably require.

(b) In furtherance and not in limitation of Section 6.1(a) and subject to the other Subsections of this Section, and except with respect to any specific limitations set forth in this Section concerning the actions which the Offeror is required to take in order to obtain necessary approvals or remove any opposition that might be imposed or raised by a Governmental Entity pursuant to any Regulatory Laws with respect to any of the Contemplated Transactions, each party to this Agreement agrees to make:

(i) an appropriate pre-merger notification filing pursuant to Part IX of the Competition Act (Canada), and the regulations thereto, as amended from time to time (the “Competition Act”) and any other submissions in connection with the Competition Act as may be appropriate and advisable and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested by the Commissioner and to take all other commercially reasonable best efforts necessary, proper or advisable to cause the expiration or termination of any applicable waiting periods and to obtain any approval sought to be obtained from the Commissioner in order to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction as soon as reasonably practicable; and

(ii) in the case of the Offeror, appropriate filings contemplated under the Investment Canada Act (Canada), and the regulations thereto, as amended from time to time (the “Investment Canada Act”).

(c) Each party shall, in connection with the efforts referenced in Section 6.1(b)(i) to obtain the Competition Act Approval, use its commercially reasonable best efforts, subject to all applicable Regulatory Laws relating thereto and to the exchange of privileged, confidential or competitively-sensitive information, to (i) provide the other parties with information on a timely basis, which is required by such other parties to obtain the Competition Act Approval; (ii) keep the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) promptly informed of any material communication received by such party from the Commissioner and any material communication received or given in connection with any proceeding by a private third party; (iii) consult with the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) prior to making any filings or submissions to the Commissioner in respect of any filings, investigation or inquiry concerning the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (iv) consult with the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with the Commissioner in respect of any filings, investigation or inquiry concerning the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and give the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

(d) Without limiting the generality of Section 6.1, if determined to be required by counsel to Offeror, Offeror will make an application for review required under Part IV of the Investment Canada Act and/or any other submissions, notifications or filings pursuant to such legislation as may be appropriate and advisable as promptly as practicable after the date hereof (and in any event within ten business days of the date hereof), and will supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably required by the Director of Investments and/or the Minister of Industry or their designates. Each party shall use its commercially reasonable best efforts, subject to all applicable Regulatory Laws relating thereto and to the exchange of privileged, confidential or competitively sensitive information, to (i) provide the other parties with information on a timely basis required by such other parties in order to make an application for review under Part IV of the Investment Canada Act and/or any information required by such other parties for any other submissions, notifications or filings pursuant to such legislation as may be appropriate and advisable, (ii) keep the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) promptly informed of any material communication received by such party in respect of the application for review under the Investment Canada Act and any material communication received or given in connection with any proceeding by a private third party, and (iii) consult with the other parties (or their external counsel in respect of competitively sensitive, privileged or confidential matters) prior to making any filings or submissions or participating in any substantive meeting or discussion in respect of the application for review under the Investment Canada Act in respect of any filings, investigation or inquiry concerning the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(e) The Offeror shall pay all filing fees required in connection with any pre-merger notifications and/or application pursuant to the Competition Act in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Unless otherwise provided, all other fees, expenses and disbursements (including the costs of preparation of any such filings and fees and expenses of outside legal counsel) incurred in connection with the matters referred to in this Section 6.1 shall be borne by Offeror if incurred by or on its behalf and by the Company if incurred by or on behalf of the Company.

(f) Each of Offeror and the Company shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Circular, the Directors’ Circular, or the application for or prosecution of any consent, approval, authorization, filing or submission in accordance with this Section 6.1 contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, the Directors’ Circular, such application, filing or submission and Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Circular, the Directors’ Circular, application, filing or submission, as required.

6.2.	No Solicitations.

(a) Subject to Section 6.2(c), the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers (excluding any director nominees of Parent or its affiliates), and the Company shall use its commercially reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (excluding any director nominees of Parent or its affiliates), including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or affiliate (collectively, “Representatives”) not to, directly or indirectly through another person:

(i) solicit, assist, initiate or knowingly encourage or otherwise knowingly facilitate, or take any other action designed to, or which would reasonably be expected to, result in or facilitate any Acquisition Proposal or the making or consummation thereof;

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

(iii) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality obligation of any person other than Parent or its affiliates, except to the extent required as a result of a standstill or similar limitation in order to allow such party to propose, make and consummate an unsolicited Acquisition Proposal that is or is reasonably likely to result in a Superior Proposal.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries (acting on behalf of the Company or its Subsidiaries, or at their direction) shall be a breach of this Section 6.2(a) by the Company. The Company shall, and shall cause its Subsidiaries and its and their directors and officers (excluding any director nominees of Parent or its affiliates) to, and shall use its commercially reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously provided.

(b) The Company shall cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any person by the Company or any Company Subsidiary or any of its or their Representatives with respect to any Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company shall discontinue access to any data rooms (virtual or otherwise) and shall request (and exercise all rights it has to require) the return or destruction of all information regarding the Company and all of its Subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any information regarding the Company or any of the Company’s Subsidiaries. Prior to the commencement of the Offer, the Company shall confirm to the Offeror that it has demanded that all third parties: (i) with whom the Company has discussed any Acquisition Proposal; (ii) to whom the Company has delivered a confidential information memorandum regarding the Company or its Subsidiaries; or (iii) who have otherwise received any confidential information regarding the Company or its Subsidiaries in connection with any transaction described under the definition of Acquisition Proposal, in each case since January 1, 2007, must either return any such confidential information or certify its destruction.

(c) Notwithstanding the foregoing Section 6.2(a), at any time prior to the Effective Time, (A) in response to an unsolicited written Acquisition Proposal made after the date hereof, the Company may contact the person making such Acquisition Proposal (and its Representatives) solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is likely to result in or constitute a Superior Proposal (but without providing any confidential information about the Company or its Subsidiaries and subject to the confidentiality obligations of the Company and its Subsidiaries provided in the Confidentiality and Standstill Agreement), and (B) in response to an unsolicited written Acquisition Proposal that the Board of Directors reasonably determines in good faith (after consultation with outside counsel and its outside financial advisor) is likely to result in or constitute a Superior Proposal, and which Acquisition Proposal was made after the date hereof, the Company may, provided that the Company is in compliance in all material respects with this Section 6.2:

(i) provide information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement (no less favourable to the Company than the Confidentiality and Standstill Agreement); provided that all such information has previously been provided to Offeror or is provided to Offeror prior to or substantially concurrent with the time it is provided to such person; and

(ii) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

(d) Neither the Board of Directors nor any committee thereof shall (i) (x) withdraw, modify or qualify in any manner adverse to Parent or Offeror the Recommendation, or (y) take any other action or make any public statement in connection with the Recommendation or Offer with the intent and effect of being adverse in any material respect to the Recommendation or Offer or adopt or recommend, or fail to publicly reaffirm its recommendation of the Offer within seven calendar days of receipt of a written request by Offeror to provide such reaffirmation following any Acquisition Proposal, or propose publicly to adopt or recommend to the Shareholders, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract (other than a confidentiality agreement referred to in Section 6.2(c)(i)) or any tender offer constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal.

(e) Notwithstanding the provisions of Section 6.2(d), at any time prior to the Effective Time and subject to Section 6.2(f), (i) the Board of Directors may make an Adverse Recommendation Change if the Board of Directors has concluded in good faith, after receiving the advice of its outside legal counsel, that the failure of the Board of Directors to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law and/or (ii) the Company may execute or enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 7.1(d)(ii). Any such Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Board of Directors, and other than following a termination of this Agreement pursuant to Section 7.1(c)(ii) or 7.1(d)(ii) to accept a Superior Proposal, the Company shall not take any actions to suspend or delay the separation or exercise of the Rights with respect to an Acquisition Proposal or a Superior Proposal.

(f) The Company shall as promptly as practicable (and in any event no later than one business day and, if earlier, 48 hours) advise Offeror orally and in writing of any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any changes thereto) and the identity of the person making any such Acquisition Proposal. The Company shall (i) keep Offeror reasonably informed in all material respects of the status and material terms (including any change to the material terms thereof) of any Acquisition Proposal and (ii) promptly provide to Offeror (and in any event no later than one business day and, if earlier, 48 hours) after receipt or delivery thereof copies of all Acquisition Proposals and related agreements, draft agreements exchanged by the parties and any material modifications thereof.

(g) The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after any Acquisition Proposal is publicly announced or made where (A) the Board of Directors determines that the Acquisition Proposal is not a Superior Proposal, or (B) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and Offeror has so amended the terms of the Offer. Offeror and its counsel and other advisors shall be given a reasonable opportunity to review and comment in advance on the form and content of any such press release. Such press release shall state that the Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

(h) Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

6.3.	Notification of Certain Matters

Each party shall give prompt notice to the other of:

(a) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would be reasonably likely to cause or result in any of the conditions of the Offer set forth in Schedule A hereto not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement;

(b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Contemplated Transactions; and

(c) any notice or other communication received by such party from any Governmental Entity in connection with the Contemplated Transactions or from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transaction, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, Offeror (including following the Effective Time) or Parent;

provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

6.4.	Access to Information

Upon reasonable notice and subject to applicable Law, the Company agrees to provide Parent and Offeror and their representatives with reasonable access (without unreasonable disruption to the conduct of the Company’s and its Subsidiaries’ businesses) during normal business hours to all books, records, information, corporate charts, documents relating to Taxes, filings, memoranda, working papers and files and all other materials in its possession and control, including contracts, and access to the personnel of the Company and its Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of the Company and its Subsidiaries in order to allow Parent and Offeror to conduct such investigations as Offeror may consider necessary or advisable for strategic planning and integration, and for any other reasons reasonably relating to any Contemplated Transactions, and further agrees to assist Offeror in all reasonable ways in any such investigations that Offeror may wish to conduct. Any such investigation by Offeror and its advisors shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto.

The Offeror and Parent acknowledge that the information provided to them under this Section 6.4 may be non-public and/or proprietary in nature and will be subject to the Confidentiality and Standstill Agreement.

6.5.	Officers, Directors and Employees

(a) Parent and Offeror will, or will cause the Company to, maintain in effect without any reduction in amount or scope for six years from the Effective Time policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by the Company and its Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that Parent, Offeror and the Company will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 200% of the cost of the policies existing on the date hereof; and provided, further, that if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, Parent, Offeror and the Company shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 200% of such amount. Furthermore, prior to the Effective Time, the Company may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time, provided that the premium is not required to exceed 200% of the premium currently charged to the Company for directors’ and officers’ liability insurance, and in such event none of Parent, Offeror, the Company or any of the Company’s Subsidiaries will have any further obligation under this Section 6.5(a).

(b) The Offeror agrees that it shall directly honour all rights to indemnification or exculpation by the Company or its Subsidiaries now existing in favour of present and former officers and directors of the Company and its Subsidiaries (including those rights to indemnification specified in indemnity agreements entered into by the Company and its Subsidiaries with their directors and officers), which shall survive the completion of the Offer and the provisions of this Section 6.5 shall be binding, jointly and severally, on all successors of the Offeror.

(c) (i) Parent hereby irrevocably guarantees the performance and satisfaction of the Offeror’s obligations pursuant to Section 6.5(b) to present and former officers and to persons who are directors as of the Effective Time, in each case of the Company and its Subsidiaries (collectively, the “Parent Indemnitees”).

(ii) Furthermore, in the event that (A) the Company or any of its Subsidiaries is required by the CBCA to apply for approval of a Canadian court in order for any of them to advance Defense Expenses to a Parent Indemnitee in advance of the final disposition of an action or proceeding, (B) the Company or any of its Subsidiaries would be required, pursuant to the terms of the indemnification agreements and obligations existing as of the date hereof, to advance such Defense Expenses to such Parent Indemnitee if such court approval was obtained, and (C) the Company or its Subsidiaries, as applicable, have, in accordance with their indemnification obligations, sought to obtain such court approval, but such court approval has been denied or has otherwise not been obtained, then Parent hereby agrees, in lieu of such amounts being advanced by the Company or any of its Subsidiaries, to advance all such Defense Expenses to the Parent Indemnitee promptly as they are reasonably incurred and in advance of the final disposition of any action or proceeding, provided that Parent shall not be obligated to pay such advances until the Parent Indemnitee has provided reasonable documentation evidencing the incurrence of such Defense Expenses. For greater certainty, it shall not be necessary for the Parent Indemnitee to pay such Defense Expenses and then seek reimbursement. Notwithstanding the foregoing, each Parent Indemnitee shall be obligated to reimburse and refund any payments made by Parent pursuant to this Section 6.5(c)(ii) to the same extent and on the same terms that any such payments would be required to be reimbursed and refunded by such Parent Indemnitee to the Company or any of its Subsidiaries, as applicable, under the terms of the indemnification agreements and obligations existing as of the date hereof. The foregoing provisions of this Section 6.5(c)(ii) shall not require Parent to indemnify, advance, reimburse or hold harmless any Parent Indemnitee with respect to any costs and expenses for which the Company and its Subsidiaries are not required, as a result of the final disposition of any action or proceeding, to provide indemnification.

(iii) Sections 6.5(b) and 6.5(c) shall extend to all acts, omissions, circumstances and events which occur prior to the Effective Time, regardless of whether occurring before or after the date of this Agreement. Section 6.5(b) shall survive any resignation by an indemnified person or any other circumstance by reason of which an indemnified person shall cease to be a director or officer of the Company and/or its Subsidiaries, and Section 6.5(c) shall survive any resignation by a Parent Indemnitee or any other circumstance by reason of which a Parent Indemnitee shall cease to be a director or officer of the Company and/or its Subsidiaries.

(d) The foregoing provisions of this Section 6.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives, and for such purpose, the Company, Parent and Offeror confirm that they are acting as agent and trustee on their behalf. The Company, Parent and Offeror confirm that the rights of indemnified persons under this Section 6.5 shall not be prejudiced or limited in any way by the Settlement and the Company, Parent and Offeror will not raise any objection to indemnification based in any way upon the Settlement.

(e) Each of Parent and Offeror agrees that it will cause the Company and its Subsidiaries to honour and comply with the terms of all employment, severance, change of control and indemnification agreements, arrangements or policies of the Company and its Subsidiaries in existence at the Effective Time, provided that nothing shall prevent the termination or amendment of any agreement that is terminable or amendable in accordance with its terms.

(f) For a period of at least eighteen months following the Effective Time, each of Parent and Offeror agrees that it will cause the Company and its Subsidiaries to:

(i) provide Affected Employees who remain employed with the Company or any of its Subsidiaries with base salary and Employee Plans (other than bonus, deferred compensation, incentive compensation and any other payments based on performance) at least as favourable in the aggregate for each Affected Employee as the base salary and such Employee Plans provided to Affected Employees immediately prior to the Effective Time;

(ii) provide bonus, deferred compensation, incentive compensation and similar plans based on business performance (x) as provided immediately prior to the Effective Time, or (y) if amended to be consistent with Parent’s global incentive compensation plans, the terms of which shall provide opportunities for incentive compensation substantially comparable in the aggregate to the terms of the incentive compensation programs provided to Affected Employees immediately prior to the Effective Time; and

(iii) follow any material Affected Employee severance policies that were followed by the Company or any of its Subsidiaries immediately prior to the Effective Time, subject to applicable Laws, with respect to the termination without cause of the employment of any Affected Employee of the Company or any of its Subsidiaries.

(g) Neither Parent nor Offeror shall prohibit the Company or any of its Subsidiaries from providing Affected Employees with credit for service with the Company and its Subsidiaries and/or their respective predecessors under Employee Plans as recognized and for the purposes recognized immediately prior to the Effective Time (but not for benefit accruals under any defined benefit pension plan), provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(h) The benefits to be provided under this Section 6.5 shall in any case only be provided on the basis that such benefits do not constitute a collateral agreement, commitment or understanding with any shareholder of the Company that has the effect of providing to such shareholder, as a consequence of the Offer, a consideration of greater value than that offered pursuant to the Offer, except for benefits to be received solely in connection with services as an employee, director or consultant of the Company or its affiliates or of a successor to the business of the Company.

6.6.	Shareholder Claims

The Company shall promptly notify Offeror forthwith of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with the Contemplated Transactions prior to the Effective Time. The Company shall consult with Offeror prior to settling any such claim and shall not settle or compromise, or agree to settle or compromise any such claim without the prior written consent of Offeror.

6.7.	Required Securities Law Approvals

Offeror will use commercially reasonable best efforts to promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit Offeror to make the Offer and perform Offeror’s other obligations hereunder, and the Company shall co-operate in good faith in connection with any such action by Offeror.

6.8.	Transaction Structuring and Alternative Transaction

(a) Offeror and the Company agree to co-operate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Contemplated Transactions contemplated by this Agreement as promptly as practicable.

(b) In addition, in the event that:

(i) Offeror concludes, acting reasonably, that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Offeror or any of its affiliates would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to the Company and the Shareholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), and

(ii) the Company concludes, acting reasonably, that no action or actions required to be taken by it or by the Company’s Subsidiaries in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would result in a Material Adverse Effect, the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

6.9.	Settlement

Parent and Offeror further agree that, following the Effective Time, they shall and shall cause the Company and RBH to continue to implement and comply in all material respects with the terms of the Settlement to the extent required by the terms thereof.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1.	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Offeror and the Company;

(b) by Parent, Offeror or the Company, if:

(i) the Effective Time has not occurred by the Outside Date, provided that the right to terminate this Agreement pursuant to this clause shall not be available to a party seeking to terminate whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of, or substantially contributed to, the failure of the Effective Time to occur on or before the Outside Date; or

(ii) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently enjoining or otherwise prohibiting the Offer or the other Contemplated Transactions, and such Order or action shall have become final and non-appealable;

(c) by Parent or Offeror if:

(i) the Company has breached or failed to perform any of its representations, warranties or covenants set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clause (g) or (h) of Schedule A and (B) which is incapable of being cured, or which is not cured by the Company, within fifteen calendar days following receipt of written notice of such breach or failure to perform from Parent;

(ii) an Adverse Recommendation Change shall have occurred;

(iii) if the Minimum Tender Condition is not satisfied by the later of (A) twenty business days following the initial scheduled Expiry Time of the Offer and (B) fifteen business days following the announcement by Offeror that the condition in clause (b) of Schedule A has been satisfied; or

(iv) on or after the Latest Mailing Time, if any condition to making the Offer for the Offeror’s or Parent’s benefit is not satisfied or waived by such date, other than as a result of a default by Offeror or Parent hereunder;

(d) by the Company if:

(i) Parent or Offeror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform is (A) reasonably likely to prevent or materially delay consummation of the Offer, and (B) incapable of being cured, or is not cured, by Parent or Offeror, as applicable, within fifteen calendar days following receipt of written notice of such breach or failure to perform from the Company;

(ii) the Company enters into a definitive agreement with respect to a Superior Proposal in compliance with Section 6.2; provided, however, that the Company may not terminate pursuant to this Section 7.1(d)(ii) unless:

(A) the Company shall have been in compliance in all material respects with Section 6.2;

(B) the Board of Directors authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Offeror in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice (including any subsequent material amendments or modifications available as of such time);

(C) during the period commencing on the date of receipt of the Company’s notice pursuant to Section 7.1(d)(ii)(B) and ending on 11:59 p.m. (Toronto time) on the fourth business day following the date of receipt of the notice pursuant to Section 7.1(d)(ii)(B) (the “Negotiation Period”) (it being understood and agreed that any material amendment or modification to the terms of such Superior Proposal shall require a new notice of Superior Proposal and the Negotiation Period for such material amendment or modification shall commence on the date of receipt of the new notice and end on 11:59 p.m. (Toronto time) on the third business day following the date of receipt of such new notice):

(1) the Company has offered to negotiate with (and, if accepted, negotiated with) Parent and Offeror to attempt to make such adjustments in the terms and conditions of this Agreement and the Offer as will enable the Company to proceed with this Agreement;

(2) the Board of Directors of the Company has determined in good faith, after consultation with its outside financial advisor and outside legal counsel and, after considering the results of such negotiations and any changes to the terms and conditions of this Agreement and the Offer offered by Parent and Offeror, if any (including the certainty of the terms offered by Parent and Offeror or lack thereof), that the Superior Proposal giving rise to the Company’s notice (including any subsequent amendments or modifications) continues to be a Superior Proposal; and

(3) such termination is within five business days following the Negotiation Period, if any.

7.2.	Termination and Expense Reimbursement Payments

(a) Parent shall be entitled to a cash termination payment in the amount of $40,857,365 (the “Termination Payment”) (which, for the avoidance of doubt, is equivalent to approximately 2% of the Aggregate Consideration), upon the occurrence of any of the following events (each a “Termination Payment Event”):

(i) this Agreement is terminated and at the time of termination circumstances exist such that Parent or Offeror have a right to terminate pursuant to Section 7.1(c)(ii), in which case the Termination Payment shall be paid to Parent or the Parent Assignee no later than 1:00 p.m. (Toronto time) on the third business day following the termination of this Agreement;

(ii) this Agreement is terminated and at the time of termination circumstances exist such that the Company has a right to terminate pursuant to Section 7.1(d)(ii), in which case the Termination Payment shall be paid to Parent or the Parent Assignee concurrently with, and as a condition to the effectiveness of, the termination of this Agreement; or

(iii) at any time after the date of this Agreement until the time this Agreement is terminated, (A) an Acquisition Proposal shall have been publicly disclosed, (B) such Acquisition Proposal is not publicly withdrawn within five business days of being made and at least two business days prior to the Expiry Time (as it was in effect at the time the Acquisition Proposal was made), (C) the Minimum Tender Condition is not satisfied at the time this Agreement is terminated, and (D) within one year following such termination of this Agreement such Acquisition Proposal (as it may have been amended from time to time) is consummated, in which case the Termination Payment shall be paid to Parent or the Parent Assignee no later than 1:00 p.m. (Toronto time) on the third business day following the consummation of such Acquisition Proposal.

(b) If this Agreement is terminated and at the time of termination, circumstances exist such that Parent or Offeror have a right to terminate pursuant to Section 7.1(c)(i) (an “Expense Reimbursement Payment Event”), Offeror shall be entitled to an expense reimbursement payment of $20,428,682 (the “Expense Reimbursement Payment”), which shall be paid by the Company to Offeror no later than the third business day following termination of the Agreement.

(c) In the event that the Offer is not made or completed by the Outside Date for any reason or this Agreement is terminated by either the Company, Parent or Offeror for any reason prior to the Effective Time (a “Parent Termination Payment Event”), then the Company shall be entitled to a cash termination payment in the amount of $81,714,730 (the “Parent Termination Payment”) (which, for the avoidance of doubt, is equivalent to approximately 4%

of the Aggregate Consideration), which shall be paid by Parent or an affiliate of Parent no later than the third business day following the earlier of the Outside Date and the termination of the Agreement.

(d) If this Agreement is terminated and at the time of termination, circumstances exist such that the Company has a right to terminate pursuant to Section 7.1(d)(i) (a “Parent Expense Reimbursement Payment Event”), the Company shall be entitled to an expense reimbursement payment of $20,428,682 (the “Parent Expense Reimbursement Payment”), which shall be paid by Parent to the Company no later than the third business day following termination of the Agreement.

(e) Upon written notice to Company, Parent may assign its right to receive the Termination Payment to any affiliate of Parent (the “Parent Assignee”).

(f) Any payments pursuant to this Section 7.2 shall be paid by wire transfer in immediately available funds to an account specified by the receiving party. For greater certainty, the obligations of the Company and Parent under this Section 7.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.

(g) The Company acknowledges that the amount set out in Sections 7.2(a) and 7.2(b) in respect of the Termination Payment or Expense Reimbursement Payment, as applicable, represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Parent and Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(h) Offeror and Parent acknowledge that the amounts set out in Sections 7.2(c) and (d) in respect of the Parent Termination Payment and Parent Expense Reimbursement Payment, as applicable, represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. Offeror and Parent irrevocably waive any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(i) For greater certainty, (A) the Company shall not be obligated to pay the Termination Payment to Parent or the Parent Assignee more than once even if one or more of the events specified in Section 7.2(a) occurs, but such obligation shall be in addition to any obligation to pay the Expense Reimbursement Payment pursuant to Section 7.2(b), and (B) Parent shall not be obligated to pay the Parent Termination Payment to the Company more than once, but such obligation shall be in addition to any obligation to pay the Parent Expense Reimbursement Payment pursuant to Section 7.2(d).

(j) Any amounts to be received by Company, Parent or Parent Assignee, as applicable, from Parent (or an affiliate of Parent) or Company, as applicable, under this Section 7.2 may be set off and applied against all or any portion of any amount payable by such party to such other party under this Section 7.2.

7.3.	Effect of Termination

(a) For greater certainty, the parties agree that:

(i) the Termination Payment to be received pursuant to Section 7.2(a) and the Expense Reimbursement Payment to be received pursuant to Section 7.2(b) are the sole remedies in compensation or damages of Parent, Offeror and any Parent Assignee with respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event or the resulting Expense Reimbursement Payment Event, as applicable; and

(ii) the Parent Termination Payment to be received pursuant to Section 7.2(c) and the Parent Expense Reimbursement Payment to be received pursuant to Section 7.2(d) are the sole remedies in compensation or damages of the Company with respect to the failure of the Offer to be made or completed or the event or events giving rise to the termination of this Agreement and the resulting Parent Termination Payment Event or the resulting Parent Expense Reimbursement Payment Event, as applicable.

(b) Notwithstanding the foregoing Section 7.3(a) and Sections 7.2(g) and 7.2(h), nothing contained in this Section 7.3 and Sections 7.2(g) and 7.2(h), and no payment of any Termination Payment, Parent Termination Payment, Expense Reimbursement Payment or Parent Expense Reimbursement Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or willful breach of this Agreement, including the intentional or willful making of a misrepresentation in this Agreement (including the Schedules hereto).

(c) Notwithstanding this Section 7.3 and Sections 7.2(g) and 7.2(h), nothing contained in this Section 7.3 and Sections 7.2(g) and 7.2(h) shall affect the ability of a party to seek equitable relief, including injunctive relief and specific performance as contemplated by Section 8.6.

(d) In the event of termination of this Agreement by any party hereto, this Agreement shall forthwith become void and have no effect and there shall be no obligation on the part of the Company, Parent or Offeror hereunder, except for obligations as set out in Sections 7.2, 7.3, 8.2, 8.5, 8.6, 8.7 and 8.12.

7.4.	Amendment

This Agreement may not be amended except by an instrument signed by each of the parties hereto.

7.5.	Waiver

At any time prior to the termination of this Agreement pursuant to Section 7.1: (a) the Company may extend the time for the performance of any of the obligations or other acts of Offeror or Parent or waive compliance with any of the agreements of Offeror or Parent or with any conditions to the Company’s own obligations, in each case only to the extent such obligations, agreements and conditions are intended for the Company’s benefit, and (b) Parent or

Offeror may extend the time for the performance of any of the obligations or other acts of the Company or waive compliance with any of the agreements of the Company or with any conditions to their own obligations, in each case only to the extent such obligations, agreements and conditions are intended for Parent or Offeror’s benefit.

ARTICLE 8

GENERAL PROVISIONS

8.1.	Intentionally Deleted.

8.2.	Expenses

Subject to Section 7.2, the parties agree that all costs and expenses of the parties relating to the Offer and the Contemplated Transactions, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

8.3.	Advisors

Parent, Offeror and the Company represent and warrant to each other that, with the exception of JPMorgan and its affiliates, for whose fees and expenses Offeror and Parent shall be solely liable, and the Financial Advisor and its affiliates, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Parent, Offeror or the Company, as the case may be.

8.4.	Public Statements

Except as required by applicable Law or applicable stock exchange requirements, none of Parent, Offeror and the Company shall make any public announcement or statement with respect to this Agreement, the Offer or the other Contemplated Transactions without the approval of the other parties, such approval not to be unreasonably withheld or delayed. Moreover, in any event, each party agrees to give prior notice to the others of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement, to the extent practicable. Each of Offeror and the Company agrees that, promptly after the entering into of this Agreement, the parties shall issue one or more press releases announcing the entering into of this Agreement, which press release(s) shall be satisfactory in form and substance to each of the parties, acting reasonably.

8.5.	Confidentiality

The parties agree that all information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the Contemplated Transactions shall be subject to the Confidentiality and Standstill Agreement and shall be held in strictest confidence.

8.6.	Remedies

The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. For greater certainty, (i) the acceptance of the Parent Termination Payment by the Company shall not preclude the entitlement of the Company to equitable relief, including injunctive relief and specific performance, as contemplated below, and (ii) the acceptance of the Termination Payment by Parent or the Parent Assignee shall not preclude the entitlement of Parent or Offeror to equitable relief, including injunctive relief and specific performance, as contemplated below.

Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

8.7.	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by sending the same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service in this Agreement. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided in this Agreement (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to Company:

Rothmans, Benson & Hedges Inc.

1500 Don Mills Road

Toronto, Ontario M3B 3L1

Attention: Robert J. Carew

Fax: (416) 442-3510

with a copy (which shall not itself constitute notice) to:

Gowling Lafleur Henderson LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto, ON M5X 1G5

Attention: Dean J. Blain

Fax: (416) 862-7661

and

Davies Ward Phillips & Vineberg LLP

44th Floor, 1 First Canadian Place

Toronto, ON M5X 1B1

Attention: William N. Gula

Fax: (416) 863-0871

(b)	if to Parent or Offeror:

Philip Morris International Inc.

120 Park Avenue

New York, NY 10017

Attention: Timothy J. Lindon

Fax: (917) 663-5354

with a copy (which shall not itself constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019-6150

Attention: Andrew J. Nussbaum

Fax: (212) 403-2000

and

Heenan Blaikie LLP

200 Bay Street

Suite 2600

Toronto, Ontario M5J 2J4

Attention: Jeffery A. Barnes

Fax: (866) 246-2923

8.8.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

8.9.	Entire Agreement, Assignment and Governing Law

This Agreement (together with all other documents and instruments referred to in this Agreement) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that except to the extent specifically provided otherwise in this Agreement, the Shareholders Agreement shall remain in full force and effect and shall not be superseded by this Agreement.

This Agreement:

(a) is not intended to confer upon any other person any rights or remedies hereunder except as provided herein;

(b) shall not be assigned by operation of Law or otherwise without the prior written consent of the other parties, provided that this Agreement may be assigned by Offeror without the consent of the Company to an affiliate of Offeror; provided that Parent will continue to be bound by all of its obligations hereunder as if such assignment had not occurred; and

(c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.10.	Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

8.11.	No Third Party Beneficiaries

Except (from and after the Effective Time) for the provisions of Section 6.5(a), 6.5(b), 6.5(c) and 6.5(d), which rights are hereby acknowledged and agreed to by the Company, Parent and Offeror, this Agreement is not intended to confer on any person other than the parties any rights or remedies.

8.12.	Parent Guarantee

Parent shall cause Offeror to perform all of its obligations under this Agreement and shall be jointly and severally liable with Offeror for any failure of Offeror to discharge any of its obligations and for the fulfillment of the obligations of Offeror under this Agreement.

8.13.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

ROTHMANS INC.

By:	/s/ John R. Barnett
Name:	John R. Barnett
Title:	President and Chief Executive Officer

PHILIP MORRIS INTERNATIONAL INC.

By:	/s/ Miroslaw Zielinski
Name:	Miroslaw Zielinski
Title:	President, Latin America and Canada

LATIN AMERICA AND CANADA HOLDINGS LIMITED

By:	/s/ Miroslaw Zielinski
Name:	Miroslaw Zielinski
Title:	President

SCHEDULE A

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Agreement to which this Schedule A is attached and subject to applicable Laws, Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or are varied or waived by Offeror in accordance with the provisions hereof at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that together with Common Shares held by Offeror and its affiliates constitute at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b) the Regulatory Approvals shall have been obtained or concluded, each on terms and conditions satisfactory to Offeror acting reasonably;

(c) RBH and the Company shall have taken all reasonable steps necessary to implement and comply with the terms of the Settlement, to the extent required by the terms thereof to be taken prior to the Expiry Time;

(d) the Agreement shall not have been terminated by the Company, Parent or by Offeror in accordance with its terms;

(e) (i) no act, action, suit or proceeding (except for the Settlement) shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission in Canada or the United States, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either of clauses (i) and (ii):

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, or the right of the Offeror to own or exercise full rights of ownership of the Common Shares, or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction; or

(B)	which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to Offeror and the Company on a combined basis; or

(C)	which would materially and adversely affect the ability of the Offeror to effect the Offer, the purchase of Common Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f) there shall not exist and shall not have occurred any change, effect, event, occurrence, state of facts or development after the date of this Agreement that, when considered individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect, or which, if the transactions contemplated by this Agreement were consummated, would be reasonably expected to have a Material Adverse Effect in respect of Offeror and the Company on a combined basis;

(g) the Company shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); provided, for the avoidance of doubt, that any breach by the Company or RBH of Section 5.2(b) or by the Company of Section 5.3 shall be deemed to be material;

(h) all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where the failure of such representations and warranties (other than representations and warranties in Sections 3 (but only with respect to the numbers of outstanding equity securities of the Company), 6, 10, 11, 19 and 20(ii) of Schedule C) to be so true and correct, without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty, would not reasonably be expected to have a Material Adverse Effect (but with respect to the representations and warranties in Section 9 of Schedule C, clause (iv) of the definition of Material Adverse Effect shall be disregarded); and

(i) none of the Rights are or will become exercisable by holders thereof in relation to or as a result of the take up and payment by Offeror for any of the Common Shares deposited under the Offer or the announcement or consummation of any of the other Contemplated Transactions; provided, however, that if the Company requests the written consent of the Offeror under Section 5.3 of this Agreement and the Offeror does not provide such consent prior to the Expiry Time, this condition shall be deemed to have been waived by the Offeror immediately prior to the Expiry Time.

The foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by Offeror. Subject to the provisions of this Agreement, Offeror may waive any of the foregoing conditions, in whole or in part at any time and from time to time in its sole discretion without prejudice to any other rights which Offeror may have. The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time, in each case prior to Effective Time.

A-2

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF OFFEROR

Each of Parent and Offeror hereby represent and warrant to Company, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement, that:

1. Incorporation and Organization: Each of the Parent and the Offeror has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted in all material respects and to own or lease and operate the material property and assets thereof.

2. Consents, Approvals and Conflicts: None of the execution and delivery of this Agreement, the compliance by the Parent and Offeror with the provisions of this Agreement or the consummation of the Contemplated Transactions, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as have been obtained or will be obtained by the Effective Time, (B) such as may be required under Applicable Securities Laws and the policies of the Toronto Stock Exchange and will be obtained by the Effective Time, or (C) such as may be required under Regulatory Laws, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Parent or the Offeror is a party or by which any of them or any of the properties or assets thereof is bound, or the constating or organizational documents of the Parent or the Offeror or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Entity, arbitrator, stock exchange or securities regulatory authority applicable to the Parent or the Offeror or any of the properties or assets, except in each case as would not, individually or in the aggregate, have a material adverse effect on the Offeror’s and the Parent’s abilities to perform their obligations under this Agreement.

3. Authority and Authorization: The Parent and Offeror have full corporate power and authority to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by them in accordance with the terms hereof, including the Contemplated Transactions, and the Parent and Offeror have taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with the provisions hereof and no other corporate proceedings on their part (including shareholder approval) are necessary to authorize this Agreement or the Offer.

4. Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Parent and Offeror and constitutes a valid and legally binding obligation of the Parent and Offeror enforceable against them in accordance with the terms thereof (subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

5. Financing Arrangements: Offeror has available to it sufficient funds or has made adequate arrangements to ensure that the required funds are available to make full payment for all of the Common Shares offered to be acquired pursuant to the Offer.

6. Collateral Benefits: None of Parent, Offeror or their affiliates has entered into any collateral agreement, commitment or understanding with any shareholder of the Company that has the effect of providing to such shareholder, as a consequence of the Offer, a consideration of greater value than that offered pursuant to the Offer, except for benefits to be received solely in connection with services as an employee, director or consultant of the Company or its affiliates or of a successor to the business of the Company.

7. Ownership of Common Shares: Neither Parent, Offeror nor their affiliates beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, more than 5% in the aggregate of the outstanding Common Shares or other securities of the Company.

B-2

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and the Offeror, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer, that:

1. Incorporation and Organization: The Company and each Company Subsidiary has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted in all material respects and to own or lease and operate the material property and assets thereof.

2. Extra-provincial Registration: The Company and each Company Subsidiary has all material licenses, registrations or qualifications as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction in all material respects.

3. Capitalization: The Company is authorized to issue an unlimited number of Common Shares, of which, as of the date hereof, 68,095,608 Common Shares were issued and outstanding as fully paid and non-assessable shares. There are no outstanding preferred shares of the Company or of RBH. There are no outstanding stock appreciation rights, “phantom” stock rights, performance units, rights to receive Common Shares or shares of RBH on a deferred basis or other rights (other than Company Equity Awards) that are linked to the value of the Common Shares or shares of RBH. There are no Company Equity Awards except as set out in Section 3 of the Disclosure Letter. Except for the Company Equity Awards and the Common Shares, there are no equity securities (including any preferred stock) of the Company which are issued and outstanding. There are no bonds, debentures, notes or other indebtedness of the Company or any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or of any of its Subsidiaries may vote.

4. Certain Securities Law Matters: The Company is a reporting issuer or the equivalent in the Reporting Jurisdictions, and the Company is not in default of any Applicable Securities Laws, or of any requirement of the Toronto Stock Exchange.

5. Rights to Acquire Securities: No person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of Company, except for 1,250,800 Common Shares that are reserved for issue pursuant to outstanding Options.

6. Shareholder Rights Plan. The Board of Directors has resolved to defer indefinitely the Separation Time (as such term is defined in the Shareholder Rights Plan) and to defer indefinitely the date on which a Flip-in Event (as such term is defined in the Shareholder Rights Plan) shall occur or be deemed to occur, in each case in connection with the Contemplated Transactions, and such deferrals are in full force and effect.

7. Subsidiaries: There are no Subsidiaries of the Company or other entities in which the Company or any of the Company’s Subsidiaries directly or indirectly hold an equity interest, other than the Subsidiaries disclosed in Section 7 of the Disclosure Letter.

8. Capital of Subsidiaries: All of the outstanding shares of the Company’s Subsidiaries are issued and outstanding as fully paid and non-assessable shares and are legally and beneficially owned by the Company, except for the common shares of RBH which are owned by an affiliate of Parent, and no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Company’s Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Company’s Subsidiaries, except for rights relating to the common shares of RBH pursuant to the Shareholders Agreement.

9. Consents, Approvals and Conflicts: Other than disclosed in Section 9 of the Disclosure Letter, none of the execution and delivery of this Agreement, the compliance by the Company with the provisions of this Agreement or the consummation of the Contemplated Transactions, do or will:

(i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person (including with respect to licenses and permits), except (A) such as have been obtained or will be obtained by the Effective Time, (B) such as may be required under Applicable Securities Laws and the policies of the Toronto Stock Exchange and will be obtained by the Effective Time, or (C) such as may be required under Regulatory Laws; or

(ii) except for the entry into and implementation of the Settlement and compliance with the terms thereof and the effect thereof on the rights of holders of Bonds under the terms of the indenture for the Bonds, conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Company or any Company Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the constating or organizational documents of the Company or any Company Subsidiary or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Entity, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any Company Subsidiary or any of the properties or assets;

except those that could not, individually or in the aggregate, have a Material Adverse Effect.

10. Authority and Authorization: The Company has full corporate power and authority to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof, including the Contemplated Transactions, and the Company has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with the provisions hereof. The Board of Directors, upon consultation with its financial and legal advisors and acting on the unanimous recommendation of the Special Committee, has unanimously (excluding abstaining directors) determined that the Offer is fair from a financial point of view to the Shareholders and that the Offer is in the best interests of the Company and, accordingly, has unanimously (excluding abstaining directors) approved the entering into and performance of this Agreement and has resolved to recommend that the Shareholders accept the Offer and tender their Shares to the Offer.

11. Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of Company enforceable against Company in accordance with the terms thereof (subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

12. Public Disclosure: Each of the documents filed by Company on the System for Electronic Document Analysis and Retrieval (SEDAR) since January 1, 2007 is, as of the date thereof, in compliance in all material respects with the Applicable Securities Laws of the Reporting Jurisdictions and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

13. Timely Disclosure: The Company is in compliance with all timely disclosure obligations under Applicable Securities Laws.

14. No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of Company or prohibiting the issue and sale of securities by Company has been issued and no proceedings for either of such purposes have been instituted or, to the knowledge of Company, are pending, contemplated or threatened.

15. Books and Records: The financial books, records and accounts of Company, and the Company’s Subsidiaries, in all material respects: (i) have been maintained in accordance with Canadian GAAP on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Company and the Company’s Subsidiaries; and (iii) accurately and fairly reflect the basis for Company’s financial statements.

16. Disclosure Controls and Procedures: The Company has established and maintains disclosure controls and procedures which have been designed to provide reasonable assurance that material information relating to the Company and its consolidated Subsidiaries is made known to the chief executive officer and chief financial officer by others within those entities. The chief executive officer and chief financial officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2008 and based on that evaluation have concluded that such disclosure controls and procedures were effective as of

March 31, 2008 in providing reasonable assurance that material information relating to the Company and its consolidated Subsidiaries would be made known to them by others within those entities.

17. Internal Control Over Financial Reporting: The Company has established and maintains internal control over financial reporting which has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the quarter ended March 31, 2008, there were no changes in the Company’s internal controls over financial reporting that had materially affected, or were reasonably likely to materially affect, the Company’s internal controls over financial reporting. Since December 31, 2006 and prior to the date of this Agreement, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

18. Financial Statements: The audited consolidated financial statements of Company for the years ended March 31, 2008 and March 31, 2007, together with the auditors’ reports thereon and the notes thereto, have been prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods (except as disclosed in such financial statements), and present fairly the financial condition and results of operations of Company on a consolidated basis as at the dates thereof and such financial statements contain no statement of a material fact which is untrue as of the dates of such financial statements and do not omit to state any material fact which is required by Canadian GAAP or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

19. Undisclosed Liabilities: Other than the Settlement and except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Information filed at least two business days prior to the date hereof, (ii) for liabilities and obligations arising under this Agreement and transactions contemplated by this Agreement, (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2008, (iv) for any action specifically permitted by the exceptions in the covenants in Section 5.1, (v) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business and (vi) as disclosed in the Information, neither Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would have, individually or in the aggregate, a Material Adverse Effect.

20. Absence of Certain Changes or Events: Other than the Settlement, since March 31, 2008,

(i) each of Company and the Company’s Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice in all material respects; and

(ii) there has not occurred any Material Adverse Effect or any event or occurrence that would, individually or together with other such events or occurrences, be reasonably expected to have a Material Adverse Effect.

21. Indebtedness. As of the date of this Agreement, the only principal amounts of outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany accounts and operating leases or payables pursuant to ordinary course trade credit) are the Bonds, the one-year revolving loan facility with JPMorgan Chase Bank, N.A. pursuant to a credit agreement dated as of July 31, 2008 and letters of credit in respect of government authorities in the aggregate amount not exceeding $3,250,000. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any obligations in respect of interest rate and currency obligation swaps, hedges (including cash flow hedges) or similar arrangements.

22. Insolvency: Neither Company nor any of the Company’s Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

23. Insurance: The assets of Company and of each Company Subsidiary and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances and such coverage is in full force and effect, provided, however, that no product liability insurance has been obtained by the Company or its Subsidiaries.

24. Taxes and Tax Returns: Except for the Settlement, as of the date hereof:

(i) the Company and each Company Subsidiary (which terms shall include, for purposes of this Section 24 of Schedule C, each of their respective predecessors) has filed in a timely manner all necessary Tax returns, elections, designations, forms and notices and all such returns, elections, designations, forms and notices are true complete and correct in all material respects;

(ii) Company and each Company Subsidiary has paid all applicable Taxes for all periods prior to the date hereof to the extent that such Taxes have become due or have been alleged to be due and none of Company or any Company Subsidiary is aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of Company or any Company Subsidiary;

(iii) neither the Company nor any of the Company’s Subsidiaries is a party to, or obligated under, any Tax sharing, Tax allocation, or Tax indemnity or similar agreement;

(iv) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return by the Company or any of the Company’s Subsidiaries or the payment of any material Tax, governmental charge, penalty, interest or fine against any of them or the assessment or collection of any Tax with respect to any of them;

(v) there are no material actions, suits, administrative or judicial proceedings, investigations or claims now threatened or pending against Company or any Company Subsidiary which could result in a material liability in respect of Taxes, charges or levies of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity relating to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority;

(vi) Company and each Company Subsidiary has withheld (where applicable) from each payment to any non-resident of Canada and each of the present and former officers, directors, employees and consultants thereof the amount of all material Taxes and other amounts, including, but not limited to, income Tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper Governmental Entity within the time required under applicable Tax legislation;

(vii) the Company and each Company Subsidiary is in material compliance with, and each of such persons’ records contain all material information and documents necessary to comply with, all applicable Tax information reporting and Tax withholding requirements;

(viii) for all periods prior to the date hereof, in all material respects, the Company and each Company Subsidiary has charged, collected and remitted to the appropriate Governmental Entity, all Taxes, including without limitation, Canadian federal or provincial goods and services Taxes or tobacco product Taxes which it was required under applicable Laws to charge, collect or remit in respect of transactions involving third parties or in respect of intercompany transactions; and

(ix) for all periods prior to the date hereof, the Company and each Company Subsidiary have conducted and documented all of their intercompany transactions and transfer pricing arrangements in material compliance with all applicable Laws and there are no material undisclosed Tax liabilities relating thereto.

25. Compliance with Laws, Licenses and Permits: Except for the Settlement:

(i) Company and each of its Subsidiaries has conducted and is conducting the business thereof in compliance in all respects with all applicable Laws of each jurisdiction in which it carries on business and possesses all approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate Governmental Entity necessary to carry on the business as currently carried on, or contemplated to be carried on, by it;

(ii) Company and each of its Subsidiaries is in compliance in all respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all Laws, regulations, tariffs, rules, orders and directives applicable to the operations thereof; and

(iii) none of Company or any of its Subsidiaries has received any notice of, the modification, revocation or cancellation of, or any intention to modify, revoke or cancel, or any proceeding relating to the modification, revocation or cancellation of, any permit or license issued by a Governmental Entity, and no modification, revocation or cancellation of any permit or license issued by a Governmental Entity is reasonably expected to occur as a result of the consummation of the Contemplated Transactions;

except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

26. Agreements and Actions: Neither Company nor any Company Subsidiary is in violation of any term of the constating documents thereof. Except for the entry into and implementation of the Settlement and the impact thereof under the terms of the Trust Indenture, (a) neither Company nor any Company Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would have, individually or in the aggregate, a Material Adverse Effect, and (b) neither Company nor any Company Subsidiary is in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of Company, threatened which would have, individually or in the aggregate, a Material Adverse Effect.

27. Owner of Property: The Company and each of its Subsidiaries has good, valid and marketable title to its material real property owned by it and valid leasehold or sublease interests or other comparable contract rights (including licenses) in or relating to leased real property, free and clear of all liens, easements, covenants, encroachments and other encumbrances and title defects, except as would not, individually or in the aggregate, have a Material Adverse Effect. Each lease agreement entered into by Company or its Subsidiaries is valid and in full force and effect and to the knowledge of Company is enforceable in accordance with its respective terms, except as would not have, individually or in the aggregate, a Material Adverse Effect.

28. No Defaults: Except for the event of default under the terms of the Trust Indenture as a result of the Settlement, none of the Company nor any Company Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Company or any Company Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a Material Adverse Effect.

29. Compliance with Employment Laws: As of the date hereof:

(i) the Company and each of its Subsidiaries is materially in compliance with all Laws respecting labour and employment, and is not engaged in any unfair labour practice, there is no labour strike, material dispute, slowdown, stoppage, material complaint or grievance pending or, to the best of the knowledge of Company, threatened against Company or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect;

(ii) other than as set forth in Section 29 of the Disclosure Letter, there are no apparent or, to the best of the knowledge of Company and its Subsidiaries, threatened union organizing activities involving employees and no collective bargaining agreement is in place or is currently being negotiated by Company or any of its Subsidiaries, neither Company nor any of its Subsidiaries has received any notice of any material unresolved matter and there are no material outstanding orders under employment standards, human rights, pay equity, employment equity, occupational health and safety, workers’ compensation or any other similar legislation in any jurisdiction in which Company or any of its Subsidiaries carries on business or has employees, and no employee has any agreement as to the length of notice required to terminate his or her employment with Company or any of its Subsidiaries in excess of twelve months or equivalent compensation, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect;

(iii) with respect to each pension plan which contains a defined benefit provision, its funded status as at the date of the most recently filed actuarial report (in the case of a registered pension plan) or as at the date of the most recent actuarial report prepared for the Company or its Subsidiaries, as applicable, is as stated in such report; and

(iv) neither the Company nor any Company Subsidiary participate in an Employee Plan that is a multi-employer pension plan.

30. Employee Plans: The Company has, prior to the date hereof, provided Offeror with a true and complete copy of each material Employee Plan. Except in each case as would not, individually or in the aggregate, have a Material Adverse Effect:

(i) each material Employee Plan, to the extent required by its terms and applicable Law, has been funded, invested, maintained, administered and governed in material compliance with the terms thereof and with the requirements prescribed by applicable Laws;

(ii) no material outstanding claim, action, litigation or grievance, has been made, commenced or threatened with respect to any Employee Plan (other than routine claims for benefits payable in the ordinary course);

(iii) all contributions and all premiums in respect of each Employee Plan have been paid in a timely fashion in full or full and adequate disclosure of and provision for such contributions and premiums have been made in the financial books, records and accounts of the Company and its Subsidiaries, as applicable; and

(iv) except as required by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will, in and of itself, trigger, result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any cash payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust or other funding vehicle;

31. Change in Control Agreements: Neither the Company nor any of the Company’s Subsidiaries is a party to any Change in Control Agreement.

32. Work Stoppage: There has not been, and there is not currently, any labour trouble which is materially adversely effecting or is reasonably likely to materially adversely effect the conduct of the business of Company or any Company Subsidiary.

33. Environmental Compliance: The Company and each of its Subsidiaries:

(i)	and the property, assets and operations thereof, comply with Environmental Laws;

(ii)	are not the subject of, and have not received any written notice of, any written claim, or judicial or administrative proceeding, pending or threatened against Company or any of its Subsidiaries or any of the property, assets or operations thereof, alleging any violation of any Environmental Law; and to the knowledge of the Company and its Subsidiaries neither Company nor any of its Subsidiaries nor any of the property, assets or operations thereof is the subject of any investigation by any Governmental Entity to determine whether any violation of any Environmental Law has occurred or is occurring;

(iii)	do not store any Contaminant on the property thereof except in compliance with Environmental Laws, have not disposed of any Contaminant except in compliance with Environmental Laws, and there are no Contaminants on any of the premises at which Company or any of its Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(iv)	do not have any material liability which would require them to restore or rehabilitate any land, soil, surface water or groundwater as a result of non-compliance with Environmental Laws;

except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

34. No Litigation: Except as described in Section 34 of the Disclosure Letter and except for the Settlement, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of Company, threatened against or which adversely affect Company or any Company Subsidiary or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which are reasonably likely to have a Material Adverse Effect and none of Company or any Company Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Entity, which, either separately or in the aggregate, may result in a Material Adverse Effect.

35. Intellectual Property: Other than as set forth in Section 35 of the Disclosure Letter, Company or a Company Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used in the conduct of the business thereof and, to the knowledge of Company, neither Company nor any Company Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

36. Non-Arm’s Length Transactions: Neither the Company nor any of its Subsidiaries owes any amount to, nor has Company or any Company Subsidiary made, arranged or modified (in any material way) any extension of credit, in the form of a personal loan or otherwise, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s length” (for the purposes of the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of Company or a Company Subsidiary and except as set out in Section 36 of the Disclosure Letter. Except for usual employee or consulting arrangements made in the ordinary and normal course of business and except as set out in Section 36 of the Disclosure Letter, neither Company nor any Company Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s length with Company and the Company’s Subsidiaries.

37. Assets and Revenues in the United States: The Company and its Subsidiaries had less than US$63.1 million in U.S. sales in fiscal 2008 and have no U.S. assets.

38. Fees: The Company has delivered to the Offeror complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Company or any of its Subsidiaries in connection with the Offer.

39. Collateral Benefits: The Company and its Subsidiaries have not entered into any agreements or understandings with related parties (as such term is defined for purposes of Multilateral Instrument 61-101) of the Company providing for a benefit that such related parties are entitled to receive, directly or indirectly, as a consequence of the Offer, except for benefits to be received solely in connection with such related parties’ services as an employee, director or consultant of the Company or its affiliates or of a successor to the business of the Company.

40. Other. The Company and each of its Subsidiaries and their respective representatives, agents or employees are, and have been for the past four years, in compliance in all material respects with (i) all applicable Laws relating to anti-bribery, money laundering, unlawful political contributions or gifts, corrupt practices and similar measures and (ii) all applicable laws relating to economic and trade sanctions. The Company and its Subsidiaries have not received any written notifications or claims alleging facts which are inconsistent with the representations in the foregoing sentence. To the knowledge of the Company, the Company and its Subsidiaries and their respective representatives, agents and employees are, and have been for the past four years, in compliance in all material respects with (i) the Foreign Corrupt Practices Act (15 U.S.C. ss.ss. 78dd 1, et seq) and the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention, and (ii) the Laws implemented by the Office of Foreign Assets Controls of the United States Department of the Treasury (and for purposes of the representations in this sentence, the persons listed in Section 1.2(h) shall have no duty to, and have not, made independent inquiries or investigations regarding compliance with U.S. laws).

41. Foreign Countries. Neither the Company nor its Subsidiaries currently conduct, nor in the past four years have conducted, any business directly with entities in the Balkans, Belarus, Burma, the Ivory Coast, Cuba, the Democratic Republic of Congo, Iran, Iraq, the former Liberian regime of Charles Taylor, North Korea, Sudan, Syria or Zimbabwe.

42. Material Contracts. Except for this Agreement, the Shareholders Agreement, the Settlement, the Trust Indenture and the one-year revolving loan facility with JPMorgan Chase Bank, N.A. pursuant to a credit agreement dated as of July 31, 2008, and except as otherwise disclosed in the annual information form dated June 17, 2008 and the financial statements for the year ended March 31, 2008, in each case as filed by the Company on the System for Electronic Document Analysis and Retrieval (SEDAR), and except as disclosed in Sections 42(i) and (iv) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into a (i) loan, guarantee of indebtedness or credit agreement, letter of credit, note, bond, mortgage, indenture, contract, lease, license or other binding commitment relating to indebtedness or other obligation to make payment in an amount in excess of $5 million individually, (ii) to the knowledge of the Company, any non-compete, non-solicitation, exclusivity, most-favored nation or similar agreement that provides for material restrictions on the businesses of the Company or its Subsidiaries and, following the consummation of the Contemplated Transactions, Parent or any of Parent’s affiliates, (iii) a contract that creates a partnership or joint venture or similar arrangement with respect to a significant portion of the business of the Company and its Subsidiaries, taken as a whole, or (iv) a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity other than the Settlement to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole.